GREAT-WEST
LIFECO INC.

07027961

November 5, 2007

Best Available Copy

SEC MAIL RECEIVED PROCESSING
NOV 07 2007
WASH., D.C. 186 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Interim Comparative Financial Statements (unaudited) for the period ending September 30, 2007;
- Interim MD&A for the period ending September 30, 2007;
- CEO/CFO Certification dated November 1, 2007,
- Press Release dated October 29, 2007 announcing Great-West Lifeco Inc. to release third quarter results and
- Press Release dated November 1, 2007 announcing third quarter results.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Connie Neilson
Senior Corporate Secretarial Specialist

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2007

Dated: November 1, 2007

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and nine months ended September 30, 2007 compared with the same periods in 2006. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe. This MD&A should be read in conjunction with the Company's 2006 Annual MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action and statements made by the Company with respect to anticipated benefits of the transaction with Putnam Investments Trust. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2006 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the third quarter of 2007, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial

measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED AND MUTUAL FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)
The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds, mutual funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES
The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY
Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet Assets & liabilities	Operations Income & expenses
United States dollar		
September 30, 2007	**$1.00**	**$1.05**
June 30, 2007	$1.06	$1.10
March 31, 2007	$1.15	$1.17
December 31, 2006	$1.17	$1.13
September 30, 2006	$1.12	$1.13
June 30, 2006	$1.12	$1.14
March 31, 2006	$1.17	$1.15
British pound		
September 30, 2007	**$2.03**	**$2.11**
June 30, 2007	$2.13	$2.18
March 31, 2007	$2.27	$2.29
December 31, 2006	$2.28	$2.09
September 30, 2006	$2.09	$2.06
June 30, 2006	$2.06	$2.04
March 31, 2006	$2.03	$2.02
Euro		
September 30, 2007	**$1.42**	**$1.44**
June 30, 2007	$1.44	$1.48
March 31, 2007	$1.54	$1.54
December 31, 2006	$1.54	$1.42
September 30, 2006	$1.41	$1.41
June 30, 2006	$1.42	$1.40
March 31, 2006	$1.42	$1.39

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,879**	$ 4,332	-10%	**$ 13,758**	$ 12,471	10%
Self-funded premium equivalents (ASO contracts)	**1,732**	1,732	-	**5,539**	5,537	-
Segregated funds deposits:						
Individual products	**2,195**	1,836	20%	**7,248**	6,005	21%
Group products	**1,184**	1,120	6%	**4,328**	3,841	13%
Proprietary mutual funds deposits (1)	**209**	127	65%	**632**	451	40%
Total premiums and deposits	**9,199**	9,147	1%	**31,505**	28,305	11%
Fee and other income	**921**	658	40%	**2,434**	1,982	23%
Paid or credited to policyholders	**4,678**	4,871	-4%	**13,026**	13,831	-6%
Net income - common shareholders before adjustments (2)	**558**	477	17%	**1,616**	1,384	17%
Adjustments after tax (2)	**97**	-	-	**97**	-	-
Net income - common shareholders	**461**	477	-3%	**1,519**	1,384	10%
Per common share						
Basic earnings before adjustments	**$ 0.625**	$ 0.537	16%	**$ 1.812**	$ 1.554	17%
Adjustments after tax (2)	**0.109**	-	-	**0.109**	-	-
Basic earnings	**0.516**	0.537	-4%	**1.703**	1.554	10%
Dividends paid	**0.275**	0.240	15%	**0.785**	0.6875	14%
Book value				**10.78**	10.49	3%
Return on common shareholders' equity (12 months)						
Net income before adjustments (2)				**22.1%**	20.7%	
Net income				**21.2%**	20.7%	
At September 30						
Total assets				**$ 118,772**	$ 116,039	2%
Segregated funds net assets				**90,838**	81,484	11%
Proprietary mutual funds net assets				**193,426**	1,687	-
Total assets under administration				**$ 403,036**	$ 199,210	102%
Share capital and surplus				**$ 10,715**	$ 10,450	3%

(1) Does not include Putnam Investments, LLC mutual funds deposits.
(2) In the quarter, net income attributable to common shareholders was reduced by $97 million after-tax as a result of a provision for certain Canadian retirement plans. Net income, basic earnings per common share and return on common shareholders' equity are presented before adjustments, as a non-GAAP financial measure of earnings performance.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue	Net income - common shareholders			Adjusted net income - common shareholders (1) (2)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2007	**Third quarter**	**$ 6,644**	**$ 461**	**$ 0.516**	**$ 0.513**	**$ 558**	**$ 0.625**	**$ 0.621**
	Second quarter	4,571	544	0.610	0.606			
	First quarter	7,379	514	0.576	0.572			
2006	Fourth quarter	$ 8,453	$ 491	$ 0.550	$ 0.547			
	Third quarter	6,567	477	0.537	0.532			
	Second quarter	6,627	461	0.516	0.513			
	First quarter	5,675	446	0.501	0.497			
2005	Fourth quarter	$ 6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523

(1) Adjusted net income in the third quarter of 2007 is presented as a non-GAAP financial measure of earnings performance before a provision for certain Canadian retirement plans made in the third quarter of 2007. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax provision for certain Canadian retirement plans.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2007	Third quarter	$ 97	$ 0.109	$ 0.108

(2) Adjusted net income of the fourth quarter of 2005 is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014

SUMMARY OF QUARTERLY RESULTS

Net Income Attributable to Common Shareholders

Lifeco's net income attributable to common shareholders was $461 million for the third quarter of 2007 compared to $477 million reported a year ago, a decrease of 3%. On a per share basis, this represents $0.516 per common share ($0.513 diluted) for the third quarter of 2007 compared to $0.537 per common share ($0.532 diluted) a year ago. The 2007 results include a $97 million after-tax provision for certain Canadian retirement plans, which impacted earnings per common share by $0.109. Excluding this charge, net income attributable to common shareholders for 2007 grew 17% and earnings per common share grew 16%.

Canada – Net income was $245 million compared to $221 million in 2006. Individual Insurance & Investment Products (IIIP) decreased $1 million, Group Insurance increased $12 million, and Canada Corporate increased $13 million.

United States – Net income was $150 million compared to $122 million in 2006. Healthcare decreased $3 million, Financial Services increased $14 million, Putnam Investments, LLC (Putnam) contributed $16 million, and United States Corporate increased $1 million.

Europe – Net income was $161 million compared to $129 million in 2006. Insurance & Annuities increased $22 million, Reinsurance decreased $3 million, and Europe Corporate increased $13 million.

Lifeco Corporate – Lifeco Corporate net income was a charge of $95 million compared to net income of $5 million in 2006. The 2007 result includes a $97 million after tax provision for certain Canadian retirement plans.

Refer to each segment section for further detail.

Net income - common shareholders	**For the three months ended September 30**			**For the nine months ended September 30**		
	2007	2006	% Change	**2007**	2006	% Change
Canada	**$ 245**	$ 221	11%	**$ 727**	$ 670	9%
United States	**150**	122	23%	**428**	383	12%
Europe	**161**	129	25%	**461**	336	37%
Lifeco Corporate	**(95)**	5	-	**(97)**	(5)	-
Total Lifeco	**$ 461**	$ 477	-3%	**$ 1,519**	$ 1,384	10%

TOTAL REVENUE

Total revenue for the third quarter of 2007 was $6,644 million and was comprised of premium income of $3,879 million, regular net investment income of $1,418 million, change in fair value of held for trading assets of $426 million, and fee and other income of $921 million. Total revenue for the third quarter of 2006 was $6,567 million. It was comprised of premium income of $4,332 million, net investment income of $1,577 million and fee and other income of $658 million.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products and proprietary mutual funds, excluding Putnam mutual fund deposits.

Total premiums and deposits were $9,199 million, up $52 million over the third quarter of 2006. Canada was up $431 million, United States was down $492 million and Europe was up $113 million.

In Canada, premiums increased $208 million on risk-based products, $23 million on premium equivalent ASO contracts and $200 million on savings products. The decrease in the United States is mainly due to Financial Services. In Europe, Insurance & Annuities premiums were up $174 million and Reinsurance premiums were down $61 million.

For the nine months ended September 30, 2007, total premiums and deposits were $31,505 million, an increase of $3,200 million from 2006. Premiums and deposits in Canada increased $1,540 million, United States increased $72 million, and Europe increased $1,588 million.

Refer to each segment section for further detail.

NET INVESTMENT INCOME

Net investment income

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Investment income earned	**$ 1,400**	$ 1,443	-3%	**$ 4,236**	$ 4,008	6%
Amortization of deferred realized gains/(losses)	**19**	150	-87%	**56**	451	-88%
Other net realized gains/(losses)	**15**	-	-	**78**	-	-
(Provision)/recovery for credit losses	**2**	2	-	**7**	9	-22%
Regular investment income	**1,436**	1,595	-10%	**4,377**	4,468	-2%
Investment expenses	**18**	18	-	**54**	52	4%
Regular net investment income	**1,418**	1,577	-10%	**4,323**	4,416	-2%
Change in fair value of held for trading assets	**426**	-	-	**(1,921)**	-	-
Net investment income	**$ 1,844**	$ 1,577	17%	**$ 2,402**	$ 4,416	-46%

New accounting rules for financial instruments require changes in the fair value of certain investments to be recognized in income and no longer allow for amortization of deferred net realized net gains on investments, other than for real estate investments.

Net investment income for the three months ended September 30, 2007 increased by $267 million compared to the same period last year. Changes in fair value of $426 million account for the increase offset by a decrease in regular net investment income of $159 million due mainly to the reduction in amortization of deferred realized gains in 2007. This resulted from approximately $2.6 billion of deferred net realized gains at December 31, 2006 being reclassified to surplus on January 1, 2007 in accordance with new accounting standards.

For the nine months ended September 30, 2007, net investment income decreased $2,014 million compared to last year, due mainly to changes in fair value on held for trading assets. Regular net investment income decreased by $93 million for primarily the same reasons as the in quarter period.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds and mutual funds, for which the Company earns investment management and other fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee and other income

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Segregated funds and mutual funds	**$ 703**	$ 438	61%	**$ 1,744**	$ 1,301	34%
ASO contracts	**218**	220	-1%	**690**	681	1%
	$ 921	$ 658	40%	**$ 2,434**	$ 1,982	23%

For the quarter, consolidated fee income was $921 million, up 40% or $263 million over the third quarter of 2006. Canada increased $34 million due to strong segregated funds and mutual fund asset growth. The United States increased $223 million, mainly due to the acquisition of certain 401(k) business in 2006 and the Putnam acquisition

which closed on August 3, 2007. Europe increased $6 million due mainly to growth in the U.K./Isle of Man and Germany and to currency movements.

For the nine months ended September 30, 2007, consolidated fee income was $2,434 million, up 23% or $452 million: Canada was up $104 million, United States increased $309 million, and Europe increased $39 million, mainly for the same reasons as the in quarter period.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts, segregated funds and mutual funds). Beginning in 2007, it also includes adjustments to actuarial liabilities for changes in fair value of certain invested assets backing those actuarial liabilities.

For the quarter, consolidated amounts paid or credited to policyholders were $4,678 million, down $193 million from the third quarter of 2006. Canada was up $203 million due to business growth and increases in carrying value of invested assets backing actuarial liabilities. The United States was down $496 million due partly to the strengthening of the Canadian dollar against the United States dollar, in addition to the third quarter of 2006 including $562 million related to a recapture of a reinsurance contract. This is partly offset in 2007 from increases in the fair value of assets backing actuarial liabilities. Europe was up $100 million due to increases in the carrying value of invested assets backing actuarial liabilities, partially offset by higher annuity payments in 2006 in relation to the purchase of a payout annuity block of business from The Equitable Life Assurance Society and the impact of the strengthening of the Canadian dollar against the U.S. dollar.

For the nine months ended September 30, 2007, amounts paid or credited to policyholders were $13,026 million, down $805 million from 2006. Canada was up $48 million, the United States was down $479 million and Europe was down $374 million. The United States and Europe decreased due to the strengthening of the Canadian dollar and decreases in carrying value of invested assets backing actuarial liabilities. The decrease in Europe was partially mitigated by the commutation of two reinsurance contracts in the first quarter of 2007. The United States was also down due to the third quarter 2006 recapture of a reinsurance contract.

Consolidated Financial Position

Assets

Consolidated total assets under administration

	September 30, 2007			
	Canada	**United States**	**Europe**	**Total**
Assets				
Invested assets	$ 44,572	$ 23,364	$ 32,105	$ 100,041
Goodwill and intangible assets	4,968	3,528	1,733	10,229
Other assets	2,580	3,179	2,743	8,502
Total assets	52,120	30,071	36,581	118,772
Segregated funds net assets	46,975	17,793	26,070	90,838
Proprietary mutual funds net assets	2,362	191,064	-	193,426
Total assets under administration	$ 101,457	$ 238,928	$ 62,651	$ 403,036

	December 31, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,718	$ 27,686	$ 26,017	$ 97,421
Goodwill and intangible assets	4,980	277	1,762	7,019
Other assets	1,290	1,367	13,431	16,088
Total assets	49,988	29,330	41,210	120,528
Segregated funds net assets	44,656	18,858	26,632	90,146
Proprietary mutual funds net assets	1,907	-	-	1,907
Total assets under administration	$ 96,551	$ 48,188	$ 67,842	$ 212,581

Certain invested assets, primarily investments actively traded in a public market, and certain financial liabilities are now measured at their fair value in accordance with the new accounting standards.

Invested assets at September 30, 2007 were $100 billion, an increase of $2.6 billion from December 31, 2006. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages. The increase in invested assets is primarily due to the closing of the Equitable Life transaction, in Europe, in the first quarter of 2007. Upon closing approximately $9.5 billion of invested assets were acquired. Other assets decreased by a corresponding amount, reflecting a reduction in funds held by ceding insurers. The increase in invested assets was partially offset by a decrease in carrying value of invested assets backing actuarial liabilities in all geographies in connection with the adoption of the new financial instruments accounting standards.

Goodwill and intangible assets have increased by approximately $3.2 billion from December 31, 2006 largely as a result of the Putnam acquisition.

Liabilities

Liabilities have decreased from $105.8 billion at December 31, 2006 to $104.2 billion at September 30, 2007.

Actuarial liabilities decreased by approximately $3.1 billion. Business growth and an initial increase of $3.9 billion as part of the transition to new financial instrument accounting standards on January 1, 2007 were more than offset

by currency movements and a reduction due to changes in the fair value of assets backing these liabilities since January 1, 2007.

Debentures and other debt instruments increased by $3.4 billion. During the second quarter of 2007, the Company issued $1.0 billion of 5.691% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP. The subordinated debentures are due June 21, 2067 and bear an interest rate of 5.691% until June 21, 2017. After June 21, 2017, the subordinated debentures will bear an interest rate of the three month bankers' acceptance rate plus 1.49%. The subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 21, 2017.

As part of the financing of the acquisition of Putnam, Lifeco entered into a credit agreement with a Canadian chartered bank. The credit agreement provides a one year facility, extendible at the Company's option for an additional six months, of up to $3,000 million, fundable in Canadian or U.S. dollars. On August 2, 2007, the Company drew $1,233 million and US$1,571 million against the facility. The facility provided the Company with the option to convert up to US$500 million to a five year term loan which option the Company has exercised against the U.S. drawings of the facility on October 18, 2007. The balance outstanding under this facility at September 30, 2007 was $2,454 million ($1,233 million Canadian and US$1,221 million).

On June 20, 2007, Lifeco borrowed $124 million under an existing revolving line of credit facility with a Canadian chartered bank. On August 2, 2007, Lifeco fully repaid the balance of $124 million.

All other liabilities decreased $1.9 billion since December 31, 2006, mainly as a result of the elimination of deferred net realized gains as part of the transition to the new financial instrument accounting standards adopted on January 1, 2007, offset partly by increases resulting from the acquisition of Putnam. Deferred net realized gains decreased from $2,821 million at December 31, 2006 to $168 million at September 30, 2007.

On July 23, 2007, Lifeco's subsidiary, Great-West Life announced its intention to redeem all 2,093,032 Non-cumulative Preferred Shares Series L on October 31, 2007 for cash redemption price of $25.00 per share.

Non-controlling interests includes shares issued by subsidiary companies to third parties. The Company expects that, upon the implementation of a new Equity Incentive Plan, a new minority interest will be created as a result of shares being issued by Putnam to its employees.

SHARE CAPITAL AND SURPLUS

During the nine months ended September 30, 2007, no common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid. Under the Company's Stock Option Plan, 1,308,508 shares were issued for a total value of $15 million or $11.49 per share.

During the nine months ended September 30, 2007, the Company paid dividends of $0.785 per common share for a total of $701 million and perpetual preferred share dividends of $42 million.

As a result of adopting the new Financial Instrument accounting standards on January 1, 2007, total surplus was reduced by $111 million including: a decrease in accumulated surplus of $368 million, comprised of deferred realized losses written off and the impact of fair value changes on actuarial liabilities and an increase of $257 million to Accumulated Other Comprehensive Income (AOCI), representing unrealized portfolio gains on assets backing surplus.

Unrealized foreign exchange losses on translation of foreign operations reduced surplus by $1,100 million since December 31, 2006.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

On July 3, 2007, a new twenty year term Letters of Credit (LOC) facility was established with capacity of US$1.3 billion to support growth of the U.S. life reinsurance business. The facility replaces an existing long-term LOC facility that was written in 2005 and provides additional capacity for the life reinsurance business written in 2005 and 2006. The amount issued under the new facility was US$773 million as at September 30, 2007.

Also in 2007, a new five year US$325 million revolving Letter of Credit facility was established with a Canadian chartered bank to support the reinsurance by Canada Life U.S. Branch of the U.S. life and annuity business that it recaptured from GWL&A in 2007. At September 30, 2007, the amount of letters issued under this facility was US$300 million.

Cash Flows

Cash flows

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Cash flows relating to the following activities:				
Operations	**$ 977**	$ 1,348	**$ 2,429**	$ 3,095
Financing	**2,098**	(505)	**2,724**	(345)
Investment	**(4,115)**	(793)	**(4,962)**	(2,515)
	(1,040)	50	**191**	235
Effects of changes in exchange rates on cash and cash equivalents	**(115)**	31	**(297)**	71
Increase (decrease) in cash and cash equivalents	**(1,155)**	81	**(106)**	306
Cash and cash equivalents, beginning of period	**4,132**	3,186	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 2,977**	$ 3,267	**$ 2,977**	$ 3,267

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements. Financing activities include the issuance and repayment of capital instruments, and associated dividends and interest payments.

Cash and cash equivalents were $2,977 million at September 30, 2007, down $1,155 in the quarter and down $106 million from December 31, 2006.

Investment activities for the quarter and nine month period in 2007 include a decrease in cash of $4,155 million related to the acquisition of Putnam. This was partially financed through the issue of $1.0 billion of 5.691% subordinated debentures issued through the Company's wholly owned company Great-West Lifeco Finance (Delaware) LP in the second quarter of 2007 and a drawdown of $2,454 million on a $3.0 billion credit facility with a Canadian chartered bank in the third quarter of 2007. In addition to the above two financing transactions, the Company used $743 million of cash for dividend payments.

The effects of changes in exchange rates on cash and cash equivalents in 2007 was due to the strengthening of the Canadian dollar against the British pound, euro and the United States dollar which decreased reported cash and cash equivalents by $115 million in the quarter and $297 million year-to-date.

Commitments/Contractual Obligations
Commitments/contractual obligations have not changed materially from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

Capital Management and Adequacy
In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at September 30, 2007 was 204% (213% at the end of 2006). London Life's MCCSR ratio at September 30, 2007 was 252% (253% at the end of 2006). Canada Life's MCCSR ratio at September 30, 2007 was 223% (242% at the end of 2006). GWL&A's RBC ratio was 482% at December 31, 2006, well in excess of that required by National Association of Insurance Commissioners.

Ratings
The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 1, 2007, concurrent with Lifeco's announcement regarding the acquisition of Putnam, ratings provided by Standard & Poor's Ratings Services, Moody's Investor Services and Fitch Ratings were reaffirmed with a stable outlook. Dominion Bond Rating Service placed the ratings of the Company "under review with developing implications". As well, A.M. Best Company Inc. placed the ratings of the Company "under review with negative implications". On June 22, 2007 A.M. Best affirmed the ratings of the Company and its subsidiaries, removed the ratings from under review with negative implications and assigned a stable outlook.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low) (1)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				AA-	

(1) Under review with developing implications.

RISK MANAGEMENT AND CONTROL PRACTICES
Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2006 Annual MD&A.

There were no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2007. During the nine month period ended September 30, 2007, the outstanding notional amount of derivative contracts increased by $2,291 million. The exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position, increased to $972 million at September 30, 2007 from $623 million at December 31, 2006. For an overview of the use of derivative financial instruments, please refer to the 2006 MD&A and to Note 19 to the 2006 Consolidated Financial Statements.

FAIR VALUE ACCOUNTING

Commencing January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) regarding fair value accounting. As well, the Company's federally regulated subsidiaries adopted a new guideline from The Office of the Superintendent of Financial Institutions Canada which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other Comprehensive Income until they are realized by the Company.

Life Insurance enterprises no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages) or amortize the balance of net deferred realized unamortized gains on assets supporting shareholders capital and surplus previously recorded on the balance sheet, nor do they carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses.

By its nature, fair value accounting will result in volatility within certain income statement line items, particularly for investment income and actuarial provisions (shown in the paid or credited to policyholders line). However, these items are largely offsetting except for investment income on assets backing surplus.

Also, derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective hedges.

The new guidance introduces the concept of Consolidated Other Comprehensive Income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated Other Comprehensive Income together with Consolidated Net Income provides the financial statement reader with Consolidated Comprehensive Income. Consolidated Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, and to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and surplus.

Comparative figures have not been restated to conform with the new Financial Instruments accounting standards adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards. As a result, the two periods are not comparable from an accounting standpoint.

In the third quarter of 2006, investment income included $150 million of amortization of deferred net realized and unrealized gains, including $125 million of amortization of gains on assets backing policyholder liabilities and Participating policyholder surplus. The amortization of these net deferred realized and unrealized gains did not impact shareholder earnings in 2006 inasmuch as the investment income resulted in either an offsetting increase in actuarial liabilities or Participating policyholder income. The $25 million balance represents the amortization in the third quarter of 2006 of deferred net realized and unrealized gains on assets backing shareholder surplus.

Financing charges in 2006 included the amortization of transaction costs in connection with certain capital instruments. The Company has adopted a policy of expensing these transaction costs going forward. Accordingly, the unamortized balance of these costs at December 31, 2006 was closed out to surplus in accordance with the fair value rules on transition.

In the third quarter of 2007, investment income included $19 million of amortization of deferred net realized gains on real estate, which is the only remaining asset class where realized gains can be amortized under the new accounting standards. Approximately $6 million of the $19 million represents the amortization of deferred net realized and unrealized gains on real estate backing shareholder surplus. Investment income also included $8 million of net realized gains on the sale of bonds and stocks that had been classified as Available for Sale under the new accounting standards.

In 2007, preferred share dividends, reported as financing charges, included a mark-to-market adjustment of approximately $28 million which lowered the effective financing cost in connection with the Company's preferred shares, Series D and Series E. These two series of preferred shares have been designated as Held for Trading under the new accounting standards.

Refer to note 1 (a) of the interim consolidated financial statements for additional detail regarding these adjustments.

FUTURE ACCOUNTING POLICIES

Capital Disclosures – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation.* These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation.* Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement.*

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life, Great-West Life & Annuity Insurance Company (GWL&A), and commencing August 3, 2007, Putnam.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

Selected consolidated financial information - Canada

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 3,876**	$ 3,445	13%	**$ 12,834**	$ 11,294	14%
Sales	**2,039**	1,684	21%	**7,072**	5,999	18%
Fee and other income	**254**	220	15%	**763**	659	16%
Net income - common shareholders	**245**	221	11%	**727**	670	9%
Total assets				**$ 52,120**	$ 50,108	4%
Segregated funds net assets				**46,975**	41,696	13%
Proprietary mutual funds net assets				**2,362**	1,687	40%
Total assets under administration				**$ 101,457**	$ 93,491	9%

BUSINESS UNITS – CANADA

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

2007 DEVELOPMENTS

- Sales of proprietary retail investment funds, including segregated funds and Quadrus Group of Funds™, increased by 36% over the third quarter of 2006 which has resulted in year to date sales growth of nearly 25% and contributed to year to date asset growth of nearly 9%.
- Universal life sales growth continued the positive momentum from 2006. Sales of participating insurance also showed strong growth over 2006.

OPERATING RESULTS

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	2007	2006	% Change
Premiums and deposits	**$ 2,510**	$ 2,267	11%	**$ 8,667**	$ 7,692	13%
Sales	**1,933**	1,612	20%	**6,745**	5,696	18%
Fee and other income	**213**	182	17%	**633**	536	18%
Net income	**147**	148	-1%	**468**	434	8%

Premiums and deposits

In quarter

Beginning in 2007, proprietary mutual fund deposits have been included in the total for premiums and deposits. The third quarter 2006 total of $2,267 million has been increased by $127 million to conform to the presentation of the 2007 result, which includes $209 million of proprietary mutual fund deposits.

Individual Life premiums increased by $33 million or 6% over third quarter of 2006 to $621 million. Living Benefits premiums were $65 million or 7% higher than in the third quarter of 2006. For Individual Retirement & Investment Services (IRIS), total premiums and deposits to individual proprietary investment funds increased by 34% over 2006. In particular, Canada Life segregated fund premiums grew by 63% due to product improvements and new broker commissions. Group Retirement Services premiums and deposits were flat over last year with 60% growth from group payout annuities offset by declines from other products.

Nine months

The 2006 total of $7,692 million includes $451 million to conform to the presentation of the 2007 result, which includes $632 million of proprietary mutual fund deposits.

Individual Life premiums increased by $110 million or 6% over the first nine months of 2006 to $1,867 million reflecting both continued strong persistency and sales. Living Benefits premiums were $192 million, 7% higher than in the first nine months of 2006, driven by strong persistency. Total premiums and deposits to IRIS individual proprietary investment funds increased by 26% over 2006. In particular, the Great-West distribution channel was up 36% as a result of interest in our specialty Real Estate segregated fund and activity from new advisors signed to GWL Gold Key contracts in 2006. Group Retirement Services premiums increased 7% over 2006 with strong growth in group capital accumulation plans and payout annuities offset by declines in deposits to investment only plans.

Sales

In quarter

Total sales for the three months ended September 30, 2007 were $1,933 million compared to $1,612 million in 2006, an increase of $321 million or 20%. The 2006 total includes $29 million of third party individual life insurance and risk-based individual investment and retirement services sales to conform to the presentation of the 2007 result, which includes $34 million of such third party sales.

Individual Life sales were up 10% from 2006 driven by strong participating life sales growth. Sales results for IRIS were similar to the premium and deposit results discussed above. Group Retirement Services sales increased by 2% over the third quarter of 2006 with 64% growth in group payout annuity sales offset by reductions in sales of group capital accumulation plans and investment only plans. As these results are generated by a relatively small number of large cases compared with retail business, results can vary significantly from quarter to quarter.

Nine months
Total sales for the nine months ended September 30, 2007 were $6,745 million an increase of $1,049 million compared to 2006. Similar to the in quarter period, the 2007 and 2006 results include $75 million and $72 million of third party sales respectively.

Individual Life sales of $164 million were 7% higher than the first nine months of 2006 as a result of strong universal life and participating life sales growth. Sales results for IRIS and for Group Retirement Services were similar to the premium and deposit results for the same period.

Fee and other income

In quarter
IRIS and Group Retirement Services fee income totaled $213 million, an increase of 20% and 16% respectively over the third quarter of 2006 due to strong asset growth and increases in average fee rates. Average investment fund assets grew 17% for IRIS and 12% for Group Retirement Services versus 2006.

Nine months
IRIS and Group Retirement Services fee income was $633 million, an increase of 20% and 16% respectively over the first nine months of 2006 for the same reasons as the in quarter period.

Net income

In quarter
Net income attributable to common shareholders for the third quarter of 2007 was $147 million compared to $148 million in 2006, a decrease of $1 million or 1%. A significant increase in fee income as a result of strong growth in segregated fund assets and sales and lower tax expense was offset by lower actuarial reserve basis changes and lower investment gains, which included an increase in a provision for future credit losses.

Net income attributable to the participating account was $29 million in 2007 compared to $25 million in 2006.

Nine months
For the first nine months of 2007, net income attributable to common shareholders was $468 million compared to $434 million in 2006, an increase of $34 million or 8%. The growth in net income was attributable to significant growth in segregated fund assets and sales, favourable mortality experience, a reduction in future tax liabilities and lower tax expense partially offset by lower actuarial reserve basis changes, weaker morbidity experience and a decrease in investment gains, which included an increase in a provision for future credit losses.

Net income attributable to the participating account was $78 million in 2007 compared to $94 million in 2006.

GROUP INSURANCE

2007 DEVELOPMENTS

- For the first nine months of 2007, net income attributable to shareholders increased 10% to $281 million.
- Overall sales results increased by 8%, reflecting an increase in the small/mid-size case market.

OPERATING RESULTS

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	2007	2006	% Change
Premiums and deposits	$ 1,366	$ 1,178	16%	$ 4,167	$ 3,602	16%
Sales	106	72	47%	327	303	8%
Fee and other income	32	30	7%	98	94	4%
Net income	102	90	13%	281	255	10%

Premiums and deposits

In quarter
Total net premiums and deposits were $1,366 million, which is 16% higher than 2006. Excluding the impact of $110 million of premiums ceded under a bulk reinsurance agreement ($231 million in 2006) premiums and deposits increased 5% over the comparative period in 2006. Small/mid-size case premiums and deposits increased 3% and large case net premium increased 5%.

Nine months
Total net premiums and deposits were $4,167 million, which is 16% higher than 2006. Excluding the impact of $322 million of premiums ceded under a bulk reinsurance agreement ($676 million in 2006) premiums and deposits increased 5% over the comparative period in 2006. Small/mid-size case premiums and deposits increased 4% and large case net premium increased 5%, partly due to one $32 million single premium case in 2007.

Sales

In quarter
Overall sales results in the quarter were up 47% compared to 2006. The increase was due to higher sales in all markets particularly in the large case market as 2007 includes one large sale for $15 million, while 2006 included one large sale for $6 million. As well, sales increased significantly in the small/mid-size market.

Nine months
Overall sales results were up 8% compared to 2006. The increase was mainly due to small/mid-size sales.

Fee and other income

Fee income is derived from ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

In quarter
Fee and other income was up 7% over 2006 mainly due to higher claims volumes.

Nine months
Fee and other income was up 4% over 2006 for the same reasons as the in quarter period.

Net income

In quarter
Net income attributable to common shareholders was $102 million, which represents an increase of 13% compared to 2006.

The results reflect improved group life mortality experience, particularly death and waiver claims experience. It also reflects improved group health experience on long term disability cases and improved group health experience in the medical, drug and dental sublines, particularly in the mid-size case markets. These results were partly offset by a decrease in investment gains which included an increase in a provision for future credit losses, asset/liability matching and actuarial reserve basis change.

Nine months
Net income attributable to common shareholders was $281 million, which represents an increase of 10% compared to 2006.

The results reflect improved group health morbidity experience on long term disability cases, improved group life mortality experience, particularly death and waiver claim experience. It also reflects lower operating expenses and higher expense recoveries partly offset by a decrease in investment gains which included an increase in a provision for future credit losses, asset/liability matching and actuarial reserve basis change.

CORPORATE

Canada Corporate consists of items not associated directly with, or allocated to the Canadian business units.

Net Income

In quarter
Net income in the quarter was a charge of $4 million compared to a charge of $17 million in 2006.

The 2007 results include mark-to-market adjustments on the Company's preferred shares, Series D and Series E. In the third quarter, this fair value adjustment reduced financing costs by $13 million.

Nine months
Net income for the first nine months of 2007 was a charge of $22 million compared to a charge of $19 million in 2006.

The nine months results for 2007 include mark-to-market adjustments on the Company's preferred shares, Series D and Series E, of $28 million, which reduced financing costs in the period. The 2006 results included a benefit of $21 million from the reduction of Canadian Federal and Provincial income tax rates.

UNITED STATES

The United States operating results for Lifeco include the results of Great-West Life & Annuity Insurance Company (GWL&A), and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results. Commencing August 3, 2007, the results also include Putnam Investments, LLC.

Selected consolidated financial information - United States

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits (1)	**$ 2,592**	$ 3,084	-16%	**$ 8,535**	$ 8,463	1%
Sales (1)	**1,585**	989	60%	**4,740**	3,119	52%
Fee and other income	**506**	283	79%	**1,179**	870	36%
Net income - common shareholders	**150**	122	23%	**428**	383	12%
Net income - common shareholders (US$)	**143**	110	30%	**388**	339	14%

(1) Excluding Putnam

Total assets	**$ 30,071**	$ 28,219	7%
Putnam net assets	**191,064**	-	-
Segregated funds net assets	**17,793**	17,043	4%
Total assets under administration	**$ 238,928**	$ 45,262	-

2007 DEVELOPMENTS

- Overall, net income for the year is US$49 million higher than 2006, with Financial Services up 10% and Healthcare up 17%. Net income includes Putnam's two month results totaling US$15 million.
- During the second quarter, GWL&A acquired a majority interest in Benefit Management Corp. (BMC), whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans. The transaction added approximately 90,000 medical members to GWL&A's Healthcare segment.
- Canada Life U.S. branch recaptured from GWL&A all of the U.S. life and annuity business previously ceded in 2003.
- Effective February 1, 2007, GWL&A reinsured 50% of its individual and aggregate medical stop loss premiums to an affiliated company, via a coinsurance with funds withheld agreement.

PUTNAM ACQUISITION

On August 3, 2007 Lifeco completed its acquisition of Putnam. As of this date Putnam had approximately US$187 billion in assets under management (AUM) – US$116 billion in retail mutual funds AUM, US$71 billion in institutional funds AUM.

AGREEMENT TO ASSUME FRANKLIN TEMPLETON 401(K) RECORDKEEPING BUSINESS

On August 1, 2007, Lifeco announced that GWL&A has reached an agreement with Franklin Templeton Investments whereby Franklin Templeton will transition its 401(k) recordkeeping business to GWL&A.

GWL&A's affiliate FASCore, LLC has been supporting Franklin Templeton's recordkeeping business since 2006. Under the new agreement, GWL&A will assume additional servicing and custodial responsibilities for approximately 340 plans, representing about 64,000 participants.

The transaction is expected to be completed in the fourth quarter of 2007.

BUSINESS UNITS – UNITED STATES

HEALTHCARE

OPERATING RESULTS

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 1,513**	$ 1,536	-1%	**$ 4,813**	$ 4,814	-
Sales	**78**	153	-49%	**441**	650	-32%
Fee and other income	**186**	192	-3%	**592**	591	-
Net income	**46**	49	-6%	**149**	130	15%
Premiums and deposits (US$)	**$ 1,441**	$ 1,385	4%	**$ 4,346**	$ 4,260	2%
Sales (US$)	**74**	139	-47%	**390**	575	-32%
Fee and other income (US$)	**177**	173	2%	**535**	523	2%
Net income (US$)	**44**	44	-	**135**	115	17%

Premiums and deposits

In quarter
Healthcare premiums and deposits for the third quarter of 2007 increased 4% to US$1,441 million compared to 2006 as renewal price increases more than offset reduced sales activity.

Nine months
Premiums and deposits for the nine months ended September 30, 2007 increased 2% to US$4,346 million due, in part, to renewal price increases.

Sales

In quarter
Sales decreased 47% to US$74 million for the third quarter of 2007 compared to last year. This decline is the result of lower case sales in the Select and Mid Market segments, partly offset by increased sales in National and Specialty.

Nine months
Sales decreased 32% to US$390 million for the nine months ended September 30, 2007 over the same period last year. This decrease is primarily in the Select, Mid, and Specialty Markets, partially offset by increases in the National Markets. The competitive pricing environment contributed to the decline in sales.

Fee and other income

In quarter
Healthcare fee and other income for the third quarter of 2007 increased 2% to US$177 million over the same period last year. This increase is primarily in the Mid and National Markets resulting from higher pharmacy revenue and higher membership in the National Market. Third quarter 2007 results include US$4 million related to the BMC acquisition, which is mostly offset in operating expenses.

Nine months
Healthcare fee and other income increased 2% to US$535 million for the nine months ended September 30, 2007 over the same period last year. This increase is in the Mid, National and Specialty Markets resulting from higher pharmacy revenue and increased membership in the National and Specialty Markets. Results for the nine months ended September 30, 2007 include US$5 million related to the BMC acquisition, which is mostly offset in operating expenses.

Net income

In quarter
In quarter earnings in the Healthcare business unit totaled US$44 million, which remained flat compared to the same period in 2006.

Nine months
Net income for the nine months ended September 30, 2007 was US$135 million compared to US$115 million a year ago. The 17% increase is the result of increased investment gains, improved specific stop loss margins, and higher fee revenue.

FINANCIAL SERVICES

The Company closed on two separate agreements to acquire certain 401(k) business in the second half of 2006 from Metropolitan Life Insurance Company and U.S. Bank (401(k) acquisitions). The combination of the two agreements resulted in the addition of nearly 4,300 plans and 440,000 participants with participant account values of over US$16.7 billion in 2006. These acquisitions have a significant impact on the operating results of the Retirement Services area when comparing 2007 to 2006.

OPERATING RESULTS

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 1,079**	$ 1,548	-30%	**$ 3,722**	$ 3,649	2%
Sales	**1,507**	836	80%	**4,299**	2,469	74%
Fee and other income	**113**	89	27%	**377**	275	37%
Net income	**84**	70	20%	**260**	242	7%
Premiums and deposits (US$)	**$ 1,028**	$ 1,387	-26%	**$ 3,353**	$ 3,229	4%
Sales (US$)	**1,435**	753	91%	**3,908**	2,185	79%
Fee and other income (US$)	**107**	81	32%	**340**	244	39%
Net income (US$)	**80**	63	27%	**235**	214	10%

Premiums and deposits

In quarter
Premiums and deposits for the third quarter of 2007 were US$1,028 million, a decrease of US$359 million or 26% compared to the same period in 2006. Premiums and deposits in the third quarter 2006 included US$497 million due to the recapture of a reinsurance agreement. Excluding the impact of the recapture of the reinsurance agreement, premiums and deposits increased US$138 million. The increase is attributable to increased premium on Retirement Services.

Nine months
Premiums and deposits for the nine months ended September 30, 2007 increased US$124 million or 4% over the same period in 2006. Excluding the impact of the recapture of the reinsurance agreement, premiums increased US$621 million. The increase is attributable to higher sales of the BOLI product, premiums associated with the 401(k) acquisitions, as well as transfers from the retail investment options to general account and segregated fund investment options.

Sales

In quarter
Sales for the third quarter of 2007 increased US$682 million or 91% compared to 2006. The increase is primarily related to Retirement Services and is due to increased plan sales as well as the addition of a large single premium plan in 2007.

Nine months
Sales for the nine months ended September 30, 2007 totaled US$3,908 million, an increase of 79% which was due to increased plan sales on Retirement Services, the addition of several large single premium plans in 2007, and BOLI sales in Individual Markets increasing in 2007.

Retirement Services participant accounts totaling 3.523 million members increased 3% compared to December 31, 2006 due to growth in the recordkeeping only business.

Fee and other income

In quarter
Fee income for the third quarter of 2007 increased US$26 million or 32% compared to the same period in 2006. The growth is related to the 401(k) acquisitions.

Nine months
Fee income for the nine months ended September 30, 2007 increased US$96 million or 39% compared to the same period in 2006 for the same reason as the in-quarter period.

Net income

In quarter
Net income increased US$17 million or 27% compared to the same period in 2006, primarily due to improved mortality gains and increased net fees associated with the 401(k) acquisitions.

Nine months
The increase in net income of US$21 million or 10% for the nine months ended September 30, 2007, compared to a year ago, is primarily due to increased net fees associated with the 401(k) acquisitions and increased investment income, partially offset by prior year income tax benefits realized in the second quarter of 2006 which did not recur in 2007.

PUTNAM INVESTMENTS, LLC

The operating results include the results of Putnam from August 3, 2007, the date of acquisition.

Putnam provides investment management, certain administrative functions, distribution, and related services through a broad range of investment products, including the Putnam Funds, its own family of mutual funds which are offered to individual and institutional investors. Revenue is largely dependent on the total value and composition of assets under management, which includes domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenues and results of operations.

OPERATING RESULTS

	August 3 to September 30 2007
Fee and other income	
Investment management fees	$ 148
Service fees	41
Underwriting and distribution fees	16
Other	1
Fee and other income	206
Net income	16
Fee and other income	
Investment management fees (US$)	$ 140
Service fees (US$)	39
Underwriting and distribution fees (US$)	16
Other (US$)	1
Fee and other income (US$)	196
Net income (US$)	15

Fee and other income

In quarter

Revenue is derived primarily from investment management fees, service fees from transfer agency, shareholder services, and underwriting and distribution fees.

Investment management fees are received for the investment management services provided to the Putnam Funds and institutional accounts pursuant to investment advisory contracts under which the mutual fund or institutional investor pays fees to the Putnam Company that manages the fund or account. These fees are usually based on a sliding scale in relation to assets under management, and in some cases with institutional accounts, fees are also based on investment performance. Investment management fees from the date of acquisition to September 30, 2007 were US$140 million.

Service fees are received as compensation from the funds for investor servicing (transfer agency and shareholder services), pursuant to investor servicing agreements. Investor service fees are earned on a fixed rate per retail shareholder account and a fixed rate service fee based on assets under management for mutual fund defined contribution shareholders. Effective January 1, 2007, Putnam began transferring its custody services to the Putnam Funds to a third-party provider. Service fees from the date of acquisition to September 30, 2007 were US$39 million.

Underwriting and distribution fees are earned from three sources: sales of fund shares, deferred sales charges and assets under management. A significant portion of Class A fund sales include up-front sales commissions, the majority of which is reallocated to the selling intermediary. Class B fund shares, shares with contingent deferred sales charges ("CDSC"), are sold without any initial sales commissions paid by the shareholders. These fund shares are charged a higher distribution fee based on assets under management, and are subject to deferred sales charges on shares redeemed within the specified contingent period. Changes in Putnam's mix of assets under management alter the composition and amount of distribution fees received.

All open-end Putnam Funds have adopted distribution plans pursuant to Rule 12b-1 under the Investment Company Act of 1940, commonly referred to as 12b-1 plans. Putnam Funds make payments to Putnam Retail Management ("PRM"), a registered broker-dealer in the United States, to cover costs relating to distribution of the Putnam Funds and services provided to shareholders. These payments, known as Rule 12b-1 fees, enable PRM to pay service fees and other continuing compensation to firms that distribute shares of the Putnam Funds and provide services to fund shareholders.

Underwriting and distribution fees were US$16 million for the period from acquisition to September 30, 2007.

Net income

Putnam contributed US$15 million in net income to the consolidated results of the Company from August 3, 2007, the date of the acquisition, to September 30, 2007.

Assets under management

Assets under management US $ millions	
Beginning assets - August 3, 2007	$ 186,960
Net asset flows (1)	57
Impact of market/performance	4,047
Ending assets - September 30, 2007	191,064
Average assets under management	186,069

(1) Includes dividends reinvested

Average assets from the date of acquisition to September 30, 2007 were as follows: Retail mutual funds US$115 billion AUM including $4 billion of Prime Money Market accounts, and institutional funds $71 billion AUM. The increase in assets under management from August 3, 2007 to September 30, 2007 of US$4 billion is primarily related to market appreciation.

PRO-FORMA PUTNAM ASSETS UNDER MANAGEMENT

The Company's results include Putnam only from the August 3, 2007 date of acquisition. Accordingly, AUM for full quarter and nine months ended September 30, 2007 and 2006 are presented here on a pro-forma basis to provide a more informative analysis of Putnam's assets under management.

Pro-forma assets under management US $ millions	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	2007	2006	% Change
Beginning assets	$ 192,830	$ 179,749	7%	$ 192,069	$ 188,795	2%
Net asset flows (1)	(966)	(3,108)	-	(10,100)	(15,689)	-
Impact of market/performance	(800)	5,520	-	9,095	9,055	-
Ending assets	191,064	182,161	5%	191,064	182,161	5%
Average assets under management	188,530	179,404	5%	190,467	184,933	3%

(1) Includes dividends reinvested

In quarter
Average assets under management for the quarter were US$189 billion, an increase of US$9 billion from the same period of 2006. Assets under management aggregated US$191 billion at September 30, 2007, compared with US$182 billion at September 30, 2006, US$192 billion at December 31, 2006 and US$193 billion at June 30, 2007. The change in assets under management from June 30, 2007 resulted primarily from net redemptions of US$1.0 billion and the negative impact of market performance of US$0.8 billion.

Nine months
Average assets under management for the first nine months of 2007 were US$190 billion, an increase of US$5 billion from the same period of 2006. The change in assets under management from December 31, 2006 resulted primarily from net redemptions of US$10 billion, mostly offset by the positive impact of market performance of US$9 billion.

CORPORATE

Net Income

In quarter
Net income for the third quarter of 2007 was US$4 million compared to net income of US$3 million for the third quarter of 2006.

Nine months
Net income for the nine months ended September 30, 2007 was US$3 million compared to net income of US$10 million for the same period in 2006, due to higher financing charges in 2007.

EUROPE

Selected consolidated financial information - Europe

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 2,731**	$ 2,618	4%	**$ 10,136**	$ 8,548	19%
Sales - Insurance & Annuities	**1,604**	1,426	12%	**5,029**	4,086	23%
Fee and other income	**161**	155	4%	**492**	453	9%
Net income - common shareholders	**161**	129	25%	**461**	336	37%
Total assets				**$ 36,581**	$ 37,712	-3%
Segregated funds net assets				**26,070**	22,745	15%
Total assets under administration				**$ 62,651**	$ 60,457	4%

2007 DEVELOPMENTS

- Shareholder net income was $161 million, up 25% from the third quarter of 2006 increasing the year to date net income to $461 million, up $125 million or 37% from the same period in 2006.
- Insurance & Annuities sales increased by $178 million, up 12% over the third quarter of 2006, and increased $943 million or 23% from the nine month period of 2006.
- On July 3, 2007, a new long-term Letters of Credit (LOC) facility was established with capacity of US$1.3 billion to support growth of the U.S. life reinsurance business.

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

OPERATING RESULTS

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 2,043**	$ 1,869	9%	**$ 6,451**	$ 5,451	18%
Sales	**1,604**	1,426	12%	**5,029**	4,086	23%
Fee and other income	**158**	154	3%	**485**	450	8%
Net income	**120**	98	22%	**364**	275	32%

Premiums and deposits

In quarter

Premiums and deposits increased $174 million or 9% compared to the third quarter of 2006. The increase was due to higher segregated fund premiums on savings products in the Isle of Man and on pension products in Ireland and Germany reflecting strong business growth. These were partly offset by lower premiums on payout annuities in the U.K. and on savings products in the U.K. and Ireland. U.K. payout annuity premiums were very strong in the third quarter of 2006 due to a surge of business following implementation of new retirement legislation in April of 2006.

Nine months
Premiums and deposits increased by $1,000 million or 18% from 2006. The increase reflects higher sales of payout annuities in the U.K. and strong growth of segregated fund premiums on savings products in the U.K. and pension products in Ireland and Germany. Partly offsetting these increases were lower premiums on savings products in Ireland.

Sales

In quarter
Sales increased by $178 million or 12% compared to the third quarter of 2006. The strong sales growth was driven by savings products in the Isle of Man and pension products in Ireland partly offset by lower sales of payout annuity and savings products in the U.K. Sales of savings products in the Isle of Man tend to be larger and less uniform, resulting in volatility in quarterly sales trends. U.K. payout annuity sales results were very strong in the third quarter of 2006, due to a surge of business following implementation of new retirement legislation in April 2006.

Nine months
Sales increased by $943 million or 23% for the nine months ended September 30, 2007. Strong sales growth was driven by payout annuity and savings products in the U.K. and pension products in Ireland and Germany.

Fee and other income

In quarter
Fee and other income increased by $4 million or 3% compared to the third quarter of 2006. The increase was driven primarily by growth in the U.K./Isle of Man and Germany, partially offset by a reduction in Ireland.

Nine months
Fee and other income increased by $35 million or 8% compared to 2006. The increase was driven primarily by currency movement and growth in Germany. This was partly offset by reduced fee income in the U.K./Isle of Man and Ireland.

Net income

In quarter
Net income attributable to common shareholders increased $22 million, or 22% to $120 million compared to the third quarter of 2006.

The strong results in Europe are largely due to favourable new business margins on payout annuities, and mortality experience in the U.K. and higher investment gains. The in-quarter results also include a net benefit of $4 million following enactment of legislation reducing corporate income tax rates in Germany.

Nine months
Net income attributable to common shareholders increased $89 million, or 32% to $364 million compared to the nine months ended September 30, 2006 for the same reasons as the in-quarter period. In addition, earnings benefited from the contribution of the Equitable Life payout annuity block which was acquired in 2006 and from favourable movement of the British pound and the euro against the Canadian dollar.

REINSURANCE

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 688**	$ 749	-8%	**$ 3,685**	$ 3,097	19%
Fee and other income	**3**	1	-	**7**	3	133%
Net income	**31**	34	-9%	**92**	77	19%

Premiums and deposits

In quarter
Premiums and deposits for the Reinsurance business unit were $688 million, a decrease of $61 million from the third quarter of 2006 primarily reflecting the strengthening of the Canadian dollar against the US dollar.

Nine months
Premiums and deposits for the Reinsurance business unit were $3,685 million, an increase of $588 million over the nine months ended September 30, 2006. The increase is due to new business written in 2007 and commutation of certain structured life contracts in the first quarter of 2007. These increases in 2007 were partly offset by a large payout annuity reinsurance contract written in the second quarter of 2006.

Fee and other income

In quarter
Fee income in 2007 increased by $2 million compared to the third quarter of 2006. The increase reflects fees earned in connection with two reinsurance transactions with Lifeco subsidiary companies.

Nine months
Fee income increased by $4 million compared to the nine months ended September 30, 2006. The increase reflects fees earned in connection with two reinsurance transactions with Lifeco subsidiary companies.

Net income

In quarter
Net income was $31 million, a decrease of $3 million compared to the same period in 2006.

The 2007 results reflect strong operating results offset by strengthening of provisions on health and property and casualty reinsurance contracts and unfavourable movement of the US dollar against the Canadian dollar.

Nine months
Net income was $92 million, an increase of $15 million compared to the same period in 2006.

The 2007 results reflect higher renewal profits and investment gains, partly offset by unfavourable mortality and morbidity experience in life and health reinsurance and unfavourable movement of the US dollar against the Canadian dollar. The 2006 results included an increase in provisions recorded on certain property and casualty reinsurance contracts.

CORPORATE

The Corporate account includes financing charges, the impact of certain non-continuing items as well as the results for the non-core international businesses.

Net income

In quarter

Net income for the third quarter of 2007 was $10 million compared to a charge of $3 million in the same period of 2006.

The increase in net income reflects a favourable settlement of amounts in dispute by Canada Life with one of its retrocessionaires, partly offset by additional provisions arising out of the event of September 11, 2001. In addition, a non-recurring item contributed $4 million to net income in 2007, offset by financing charges of $3 million.

Nine months

Net income for the nine months ended September 30, 2007 was $5 million compared to a charge of $16 million in the same period of 2006.

The increase in net income reflects a favourable settlement in 2007 of amounts in dispute by Canada Life with one of its retrocessionaires partly offset by additional provisions arising out of the event of September 11, 2001. The amounts in dispute had resulted in a $32 million charge to income in the second quarter of 2006. The 2007 results also include non-recurring income of $4 million and income from international operations of $2 million, offset by financing charges of $10 million. The 2006 results also include non-recurring income items which increased net income by $17 million.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

In quarter
Corporate net income was a charge of $95 million in 2007 compared to net income of $5 million in 2006. In the quarter, net income attributable to common shareholders was reduced by $97 million after-tax, and net income attributable to the participating account was reduced by $6 million after-tax as a result of a provision for certain Canadian retirement plans. The $6 million charge attributable to the participating account is included in the results of the Canada segment. The 2006 result reflects $5 million of withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries.

Nine months
Corporate net income was a charge of $97 million in 2007 compared to a charge of $5 million in 2006. Net income attributable to common shareholders was reduced by $97 million after-tax, and net income attributable to the participating account was reduced by $6 million after-tax as a result of a provision for certain Canadian retirement plans. The $6 million charge attributable to the participating account is included in the results of the Canada segment. The 2006 result include $11 million of withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million of non-recurring capital tax charges on a Lifeco subsidiary. The 2007 results include $5 million of debenture issue costs.

OTHER INFORMATION
Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
	(note 1(a))		(note 1(a))	
Income				
Premium income	**$ 3,879**	$ 4,332	**$ 13,758**	$ 12,471
Net investment income (note 5)				
Regular net investment income	**1,418**	1,577	**4,323**	4,416
Changes in fair value on held for trading assets	**426**	-	**(1,921)**	-
Total net investment income	**1,844**	1,577	**2,402**	4,416
Fee and other income	**921**	658	**2,434**	1,982
	6,644	6,567	**18,594**	18,869
Benefits and expenses				
Policyholder benefits	**3,444**	3,460	**12,632**	10,942
Policyholder dividends and experience refunds	**322**	300	**794**	865
Change in actuarial liabilities	**912**	1,111	**(400)**	2,024
Total paid or credited to policyholders	**4,678**	4,871	**13,026**	13,831
Commissions	**348**	325	**1,100**	999
Operating expenses	**857**	532	**2,012**	1,635
Premium taxes	**69**	67	**191**	193
Financing charges (note 6)	**81**	54	**185**	152
Amortization of finite life intangible assets	**10**	5	**25**	14
Net income before income taxes	**601**	713	**2,055**	2,045
Income taxes - current	**67**	198	**421**	425
- future	**11**	(12)	**(51)**	66
Net income before non-controlling interests	**523**	527	**1,685**	1,554
Non-controlling interests (note 11)	**48**	36	**124**	132
Net income	**475**	491	**1,561**	1,422
Perpetual preferred share dividends	**14**	14	**42**	38
Net income - common shareholders	**$ 461**	$ 477	**$ 1,519**	$ 1,384
Earnings per common share (note 15)				
Basic	**$ 0.516**	$ 0.537	**$ 1.703**	$ 1.554
Diluted	**$ 0.513**	$ 0.532	**$ 1.690**	$ 1.542

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	September 30, 2007 (note 1(a))	December 31, 2006	September 30, 2006
Assets			
Bonds (note 4)	**$ 66,284**	$ 65,246	$ 62,558
Mortgage loans (note 4)	**15,682**	15,334	15,113
Stocks (note 4)	**6,512**	4,766	4,271
Real estate (note 4)	**2,327**	2,216	2,050
Loans to policyholders	**6,259**	6,776	6,692
Cash and cash equivalents	**2,977**	3,083	3,267
Funds held by ceding insurers	**1,553**	12,371	11,596
Goodwill	**8,517**	5,444	5,325
Intangible assets	**1,712**	1,575	1,450
Other assets (note 7)	**6,949**	3,717	3,717
Total assets	**$ 118,772**	$ 120,528	$ 116,039
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 86,425**	$ 89,490	$ 82,672
Provision for claims	**1,322**	1,266	1,140
Provision for policyholder dividends	**581**	568	559
Provision for experience rating refunds	**260**	452	439
Policyholder funds	**2,173**	2,202	2,071
	90,761	93,978	86,881
Debentures and other debt instruments (note 8)	**5,336**	1,980	1,953
Funds held under reinsurance contracts	**1,950**	1,822	3,433
Other liabilities (note 9)	**5,489**	4,167	5,908
Repurchase agreements	**491**	997	1,072
Deferred net realized gains	**168**	2,821	2,726
	104,195	105,765	101,973
Preferred shares (note 12)	**798**	756	760
Capital trust securities and debentures (note 10)	**640**	646	647
Non-controlling interests (note 11)			
Participating account surplus in subsidiaries	**2,063**	1,884	1,845
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**152**	154	155
Share capital and surplus			
Share capital (note 12)			
Perpetual preferred shares	**1,099**	1,099	1,099
Common shares	**4,691**	4,676	4,673
Accumulated surplus	**6,308**	5,858	5,590
Accumulated other comprehensive income	**(1,415)**	(547)	(938)
Contributed surplus	**32**	28	26
	10,715	11,114	10,450
Total liabilities, share capital and surplus	**$ 118,772**	$ 120,528	$ 116,039

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the nine months ended September 30	
	2007	2006
Accumulated surplus		
Balance, beginning of year	**$ 5,858**	$ 4,860
Change in accounting policy (note 1(a))	**(368)**	-
Net income	**1,561**	1,422
Common share cancellation excess	**-**	(36)
Share issue costs - preferred shares	**-**	(5)
Dividends to shareholders		
Perpetual preferred shareholders	**(42)**	(38)
Common shareholders	**(701)**	(613)
Balance, end of period	**$ 6,308**	$ 5,590
Accumulated other comprehensive income, net of income taxes (note 16)		
Balance, beginning of year	**$ (547)**	$ (849)
Change in accounting policy (note 1(a))	**257**	-
Other comprehensive income	**(1,125)**	(89)
Balance, end of period	**$ (1,415)**	$ (938)
Contributed surplus		
Balance, beginning of year	**$ 28**	$ 19
Stock option expense		
Current year expense (note 13)	**4**	8
Exercised	**-**	(1)
Balance, end of period	**$ 32**	$ 26

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2007 (note 1(a))	2006	**2007** (note 1(a))	2006
Net income	**$ 475**	$ 491	**$ 1,561**	$ 1,422
Other comprehensive income (loss), net of income taxes				
Unrealized foreign exchange gains (losses) on translation of foreign operations, net of tax of $0 and $0 in 2007 ($0 and $0 in 2006)	**(512)**	31	**(1,100)**	(103)
Unrealized gains (losses) on available for sale assets, net of tax of $0 and $26 in 2007 ($0 and $0 in 2006)	**22**	-	**(76)**	-
Unrealized gains (losses) on cash flow hedges, net of tax of $(17) and $4 in 2007 ($0 and $0 in 2006)	**31**	-	**(7)**	-
Reclassification of realized gains (losses) on available for sale assets, net of tax of $3 and $15 in 2007 ($0 and $0 in 2006), to net income	**(6)**	-	**(29)**	-
Reclassification of realized gains (losses) on cash flow hedges, net of tax of $(19) and $(19) in 2007 ($0 and $0 in 2006), to net investment in self-sustaining foreign operations	**36**	-	**36**	-
Non-controlling interests (note 11)	**(9)**	-	**51**	14
	(438)	31	**(1,125)**	(89)
Comprehensive income	**$ 37**	$ 522	**$ 436**	$ 1,333

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Operations				
Net income	**$ 475**	$ 491	**$ 1,561**	$ 1,422
Adjustments:				
Change in policy liabilities	**929**	1,172	**(619)**	1,575
Change in funds held by ceding insurers	**168**	40	**609**	471
Change in funds held under reinsurance contracts	**(26)**	(524)	**24**	(621)
Change in current income taxes payable	**(129)**	50	**(159)**	(24)
Future income tax expense	**11**	(12)	**(51)**	66
Changes in fair value of financial instruments	**(441)**	-	**1,892**	-
Other	**(10)**	131	**(828)**	206
Cash flows from operations	**977**	1,348	**2,429**	3,095
Financing Activities				
Issue of common shares	**3**	3	**15**	20
Issue of preferred shares	**-**	-	**-**	300
Purchased and cancelled common shares	**-**	(13)	**-**	(43)
Purchased and cancelled preferred shares	**(1)**	(18)	**(1)**	(30)
Issue of subordinated debentures in subsidiary	**-**	-	**1,000**	336
Drawdown on credit facility	**2,454**	-	**2,454**	-
Repayment of subordinated debentures in subsidiary	**-**	(250)	**-**	(250)
Repayment of debentures and other debt instruments	**(98)**	-	**(1)**	(22)
Share issue costs	**-**	1	**-**	(5)
Dividends paid	**(260)**	(228)	**(743)**	(651)
	2,098	(505)	**2,724**	(345)
Investment Activities				
Bond sales and maturities	**7,059**	7,351	**18,878**	20,683
Mortgage loan repayments	**458**	523	**1,429**	1,434
Stock sales	**396**	421	**1,173**	977
Real estate sales	**32**	129	**66**	174
Change in loans to policyholders	**(7)**	(19)	**(167)**	(239)
Change in repurchase agreements	**(317)**	14	**(584)**	132
Acquisition of businesses	**(4,155)**	-	**(4,155)**	-
Disposal of business	**6**	-	**6**	-
Investment in bonds	**(5,777)**	(7,586)	**(17,082)**	(22,091)
Investment in mortgage loans	**(1,207)**	(847)	**(2,491)**	(2,052)
Investment in stocks	**(359)**	(380)	**(1,595)**	(1,018)
Investment in real estate	**(244)**	(399)	**(440)**	(515)
	(4,115)	(793)	**(4,962)**	(2,515)
Effect of changes in exchange rates on cash and cash equivalents	**(115)**	31	**(297)**	71
Increase (decrease) in cash and cash equivalents	**(1,155)**	81	**(106)**	306
Cash and cash equivalents, beginning of period	**4,132**	3,186	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 2,977**	$ 3,267	**$ 2,977**	$ 3,267

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2006 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2006.

(a) Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*.

In addition to the adoption of the CICA standards, the Company adopted The Office of the Superintendent of Financial Institutions Canada Guideline D-10, *Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option)*(OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheets while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in other comprehensive income until they are realized by the Company.

The new guidance introduces the concept of consolidated other comprehensive income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated other comprehensive income together with consolidated net income provides the financial statement reader with consolidated comprehensive income. Consolidated comprehensive income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheets including currency translation gains and losses on foreign subsidiary operations.

Unless otherwise stated below, financial assets and liabilities will remain on the Consolidated Balance Sheets at amortized cost.

Certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through net income. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through net income. Investments backing shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through net income. There has been no change to the Company's method of accounting for real estate or loans.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheets (note 7 and 9). Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Company.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges and hedges of net investments in self-sustaining foreign operations is offset through other comprehensive income until the variability in cash flows being hedged is recognized in net income.

Trade-date accounting will be used to account for all regular-way purchase or sale of investments traded on a public market and derivative instruments. Settlement-date accounting will be used to account for all regular-way purchase or sale of investments not traded on a public market.

Transaction costs for financial assets and liabilities classified or designated as held for trading will be recognized immediately in net income. Transaction costs for financial assets classified as available for sale or loans and receivables will be added to the value of the instrument at acquisition and be taken into net income using the effective interest rate method. Transaction costs for financial liabilities classified as other than held for trading will be recognized immediately in net income.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and opening accumulated surplus.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 as reported (note 1(d))	Opening adjustments	Adjusted January 1, 2007
Assets			
Bonds	$ 65,246	$ (65,246)	$ -
Classified as available for sale	-	5,675	5,675
Classified as held for trading	-	48,799	48,799
Designated as held for trading	-	1,650	1,650
Loans and receivables	-	10,035	10,035
	65,246	913	66,159
Mortgage loans	15,334	(46)	15,288
Stocks	4,766	(4,460)	306
Classified as available for sale	-	904	904
Classified as held for trading	-	4,210	4,210
	4,766	654	5,420
All other assets	35,182	(43)	35,139
Total assets	$ 120,528	$ 1,478	$ 122,006
Liabilities			
Policy liabilities	$ 93,978	$ 3,896	$ 97,874
Funds held under reinsurance contracts	1,822	121	1,943
Deferred net realized gains	2,821	(2,628)	193
Preferred share liability (Series D and E)	756	71	827
All other liabilities	7,790	-	7,790
	107,167	1,460	108,627
Non-controlling interests			
Participating account surplus in subsidiaries	1,884	129	2,013
Other non-controlling interests	363	-	363
Share capital and surplus			
Share capital	5,775	-	5,775
Shareholder surplus			
Accumulated surplus	5,858	(368)	5,490
Accumulated other comprehensive income	-	(290)	(290)
Contributed surplus	28	-	28
Currency translation account	(547)	547	-
	11,114	(111)	11,003
Total liabilities, share capital and surplus	$ 120,528	$ 1,478	$ 122,006

(b) Determining Variable Interest Entities

The Company adopted the Emerging Issues Committee (EIC) of the CICA EIC-163, *Determining the Variability to be Considered in Applying AcG-15* on January 1, 2007. EIC-163 provides additional guidance on consolidation of variable interest entities.

(c) New Accounting Requirements

Capital Disclosures

Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures.* The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation.* These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation.* Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement.*

(d) Comparative Figures

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year. This reclassification has resulted in an increase to total assets of $65 at December 31, 2006 and $71 at September 30, 2006, with a corresponding increase in total liabilities.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards.

2. Acquisitions

(a) Putnam Investments Trust

On August 3, 2007, Lifeco acquired the asset management business of Putnam Investments Trust (Putnam), and The Great-West Life Assurance Company (Great-West Life) and Canada Life acquired Putnam's 25% interest in T.H. Lee Partners (T.H. Lee) (see note 4(c)), from Marsh & MacLennan Companies Inc. representing an aggregate transaction value of approximately $4.2 billion including transaction costs.

Financing of the transaction is described in note 8.

The initial allocation of the purchase price is summarized as follows:

Value of assets acquired:		
Cash and certificates of deposit	$	74
Stocks		441
Other assets		1,830
	$	2,345
Value of liabilities assumed:		
Other liabilities		1,535
Non-controlling interests		2
		1,537
Fair value of net assets acquired	$	808
Total purchase consideration:		
Cash	$	4,143
Transaction and related costs, net of income taxes		91
		4,234
Goodwill and intangible assets on acquisition (1)	$	3,426

(1) The initial allocation of the purchase price to intangible assets acquired should be completed in the fourth quarter of 2007.

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. Included in other liabilities assumed are accruals for Putnam costs of $108 related to planned restructuring and exit activities involving operations and systems, compensation costs and facilities (refer to note 3).

Results of Putnam are included in the Summary of Consolidated Operations from the date of acquisition. Putnam offers investment management products and services, mainly in the United States.

(b) Crown Life Insurance Company (Crown Life)

On July 5, 2007, Canada Life acquired all of the outstanding common shares of Crown Life for cash consideration of $118, including transaction costs. The acquisition was pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life.

The acquisition resulted in an initial increase in invested assets of $459, an increase in other assets of $25, an increase in policyholder liabilities of $338, an increase in other liabilities of $58, a decrease in non-controlling interests of $11 and estimated goodwill of $19. The amounts assigned to the assets acquired and liabilities assumed and associated goodwill may be adjusted when the allocation process has been finalized.

Results of Crown Life are included in the Summary of Consolidated Operations from the date of acquisition.

(c) Benefits Management Corporation

On May 31, 2007, Great-West Life & Annuity Insurance Company (GWL&A) acquired an 80% equity interest in Benefits Management Corporation (BMC). The assets acquired, liabilities assumed and the Company's equity interest in the results of BMC's operations have been included in its consolidated financial statements since that date. The acquisition will add approximately 90,000 members to the Company's medical membership. BMC's principal subsidiary, Allegiance Benefit Management, Inc., is a Montana-based third-party administrator of employee health plans.

The value of identifiable intangible assets acquired reflects the estimated fair value of the Company's interest in BMC's customer base at the time of acquisition. The value of the identifiable intangible assets will be amortized in relation to the expected economic benefits of the business acquired. If actual experience differs from expectations, the amortization will be adjusted to reflect actual experience.

3. Restructuring Costs

Following the acquisition of Putnam on August 3, 2007, the Company developed a plan to restructure certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2008. Costs of $123 (U.S. $117) are expected to be incurred as a result and consist primarily of restructuring activities involving operations and systems, compensation costs and facilities. The costs include approximately $108 (U.S $103) that was recognized as part of the purchase equation of Putnam. Costs of approximately $15 (U.S. $14) will be charged to income as incurred.

The following details the amount and status of restructuring program costs for the period ended September 30, 2007:

	Expected total costs	Amounts utilized - 2007	Changes in foreign exchange rates	Balance September 30, 2007
Compensation costs	$ 100	$ (23)	$ (4)	$ 73
Exiting and consolidating operations	13	-	(1)	12
Eliminating duplicate systems	10	-	-	10
	$ 123	$ (23)	$ (5)	$ 95
Accrued on acquisition	$ 108	$ (23)	$ (4)	$ 81
Expense as incurred	15	-	(1)	14
	$ 123	$ (23)	$ (5)	$ 95

4. Portfolio Investments

(a) Carrying values of the portfolio investments are as follows:

	September 30, 2007						December 31, 2006	September 30, 2006
	Market Value			Amortized Cost		Total		
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Loans and receivables	Non-financial instruments		Carrying value	Carrying value
Bonds								
- government	$ 1,741	$ 17,341	$ 691	$ 1,815	$ -	$ 21,588	$ 22,069	$ 22,594
- corporate	2,600	34,106	872	7,118	-	44,696	43,177	39,964
	4,341	51,447	1,563	8,933	-	66,284	65,246	62,558
Mortgage loans								
- residential	-	-	-	7,198	-	7,198	7,342	7,186
- non-residential	-	-	-	8,484	-	8,484	7,992	7,927
	-	-	-	15,682	-	15,682	15,334	15,113
Stocks	1,459	4,391	-	-	662	6,512	4,766	4,271
Real estate	-	-	-	-	2,327	2,327	2,216	2,050
	$ 5,800	$ 55,838	$ 1,563	$ 24,615	$ 2,989	$ 90,805	$ 87,562	$ 83,992

[1]Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Stocks include the Company's investment in an affiliated company, IGM Financial Inc. (IGM), a member of the Power Financial Corporation group of companies, over which it exerts significant influence but does not control. As a result of changes in circumstances, the investment is accounted for using the equity method of accounting as at January 1, 2007. The portfolio method of accounting was used to account for the Company's investment in IGM in prior years.

	September 30, 2007	December 31, 2006	September 30, 2006
Carrying value, beginning of year	**$ 306**	$ 276	$ 276
Equity method earnings	**22**	-	-
Dividends	**(12)**	-	-
Portfolio method earnings	**-**	30	22
Carrying value, end of period	**$ 316**	$ 306	$ 298
Share of equity, end of period	**$ 144**	$ 133	$ 129
Fair value, end of period	**$ 484**	$ 452	$ 433

The Company owns 9,205,972 shares of IGM at September 30, 2007 (9,205,933 at December 31, 2006; 9,205,627 at September 30, 2006) representing a 3.48% ownership interest (3.48% at December 31, 2006; 3.48% at September 30, 2006).

(c) Stocks include the Company's 25% investment in T.H. Lee. The Company's investment in T.H. Lee is accounted for using the equity method of accounting. At September 30, 2007, the carrying value of this investment included in stocks on the Consolidated Balance Sheets was as follows:

	September 30, 2007
Carrying value, beginning of year	$ -
Acquisition of T.H. Lee interests	388
Net investment income	1
Amortization of underlying intangible assets	(5)
Foreign currency translation adjustments	(38)
Carrying value, end of period	**$ 346**

5. Net Investment Income

Net investment income is comprised of the following:

For the three months ended September 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 939	$ 224	$ 47	$ 36	$ 154	$ 1,400
Net realized gains (losses) *(available for sale)*	5	-	3	-	-	8
Net realized gains (losses) *(other classifications)*	3	4	-	-	-	7
Recovery of credit losses	2	-	-	-	-	2
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
	949	228	50	55	136	1,418
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	48	-	-	-	-	48
Net realized/ unrealized gains (losses) *(designated held for trading)*	390	-	19	-	(31)	378
	438	-	19	-	(31)	426
Net investment income	$ 1,387	$ 228	$ 69	$ 55	$ 105	$ 1,844

For the three months ended September 30, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 1,009	$ 219	$ 33	$ 29	$ 153	$ 1,443
Amortization of net realized and unrealized gains	61	11	61	17	-	150
Recovery of credit losses	2	-	-	-	-	2
Investment expenses	-	-	-	-	(18)	(18)
Net investment income	$ 1,072	$ 230	$ 94	$ 46	$ 135	$ 1,577

GREAT-WEST LIFECO INC.

For the nine months ended September 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 2,814	$ 672	$ 135	$ 97	$ 518	$ 4,236
Net realized gains (losses) *(available for sale)*	37	-	6	-	-	43
Net realized gains (losses) *(other classifications)*	16	19	-	-	-	35
Recovery of credit losses	3	4	-	-	-	7
Amortization of deferred net realized gains	-	-	-	56	-	56
Other income and expenses	-	-	-	-	(54)	(54)
	2,870	695	141	153	464	4,323
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	27	-	-	-	-	27
Net realized/ unrealized gains (losses) *(designated held for trading)*	(2,056)	-	231	-	(123)	(1,948)
	(2,029)	-	231	-	(123)	(1,921)
Net investment income	$ 841	$ 695	$ 372	$ 153	$ 341	$ 2,402

For the nine months ended September 30, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 2,818	$ 650	$ 98	$ 83	$ 359	$ 4,008
Amortization of net realized and unrealized gains	185	35	185	46	-	451
Recovery of credit losses	8	1	-	-	-	9
Investment expenses	-	-	-	-	(52)	(52)
Net investment income	$ 3,011	$ 686	$ 283	$ 129	$ 307	$ 4,416

6. Financing Charges

Financing charges consist of the following:

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Interest on long-term debentures and other debt instruments	**$ 69**	$ 32	**$ 131**	$ 89
Preferred share dividends	**9**	9	**27**	28
Unrealized gains on preferred shares classified as held for trading	**(15)**	-	**(29)**	-
Subordinated debenture issue costs	**-**	-	**13**	-
Other	**9**	4	**15**	7
Interest on capital trust debentures	**13**	13	**37**	37
Distributions on capital trust securities held by consolidated group as temporary investments	**(4)**	(4)	**(9)**	(9)
Total	**$ 81**	$ 54	**$ 185**	$ 152

Financing charges include amounts related to the Putnam acquisition as described in note 8.

7. Other Assets

Other assets consist of the following:

	September 30, 2007	December 31, 2006	September 30, 2006
Premiums in course of collection	**$ 587**	$ 566	$ 565
Interest due and accrued	**1,153**	1,009	1,059
Derivative financial instruments (note 1(a))	**972**	-	-
Other investment receivables	**372**	-	-
Future income taxes	**661**	369	375
Fixed assets	**357**	263	255
Prepaid expenses	**340**	64	73
Accounts receivable	**1,145**	758	650
Accrued pension asset	**198**	189	192
Trading account assets	**371**	-	-
Other	**793**	499	548
	$ 6,949	$ 3,717	$ 3,717

8. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	September 30, 2007	December 31, 2006	September 30, 2006
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.2% to 5.5% (5.2% to 5.3% in 2006)	$ 97	$ 110	$ 106
Credit facility at rate equal to the Canadian Bankers' Acceptance rate plus 0.25%	1,233	-	-
Credit facility at rate equal to LIBOR rate plus 0.25% (U.S. $1,221)	1,221	-	-
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year (6.0% in 2006)	1	1	2
Total short term	2,552	111	108
Long term			
Operating:			
Note payable with interest rate of 8.0%	7	8	8
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	3	5	5
	303	305	305
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$174)	174	205	196
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	300	351	336
Great-West Lifeco Finance (Delaware) LP			
Subordinated debentures due June 21, 2067 bearing an interest rate of 5.691% until 2017 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1.49%, unsecured	1,000	-	-
Total long term	2,784	1,869	1,845
Total debentures and other debt instruments	$ 5,336	$ 1,980	$ 1,953

As part of the financing of the acquisition of Putnam, Lifeco entered into a credit agreement with a Canadian chartered bank (see note 2). The credit agreement provides a one year facility, extendible at the Company's option for an additional six months, of up to $3,000, fundable in Canadian or U.S. dollars. On August 2, 2007, the Company drew $1,233 and U.S. $1,571 against the facility. The facility provided the Company with the option to convert up to U.S. $500 to a five year term loan which option the Company has exercised against the U.S. drawings of the facility on October 18, 2007. The balance outstanding under this facility at September 30, 2007 was $2,454 ($1,233 Canadian and U.S. $1,221).

On June 20, 2007, Lifeco borrowed $124 under an existing revolving line of credit facility with a Canadian chartered bank. On August 2, 2007, Lifeco fully repaid the balance of $124.

During the second quarter of 2007, the Company issued $1.0 billion of 5.691% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP. The subordinated debentures are due June 21, 2067 and bear an interest rate of 5.691% until June 21, 2017. After June 21, 2017, the subordinated debentures will bear an interest rate of the three month bankers' acceptance rate plus 1.49%. The subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 21, 2017.

9. Other Liabilities

Other liabilities consist of the following:

	September 30, 2007	December 31, 2006	September 30, 2006
Current income taxes	**$ 257**	$ 246	$ 306
Accounts payable	**1,119**	459	400
Liability for restructuring costs (note 3)	**81**	-	-
Post-retirement benefits provision	**667**	520	519
Bank overdraft	**412**	446	424
Future income taxes	**334**	369	314
Derivative financial instruments (note 1(a))	**84**	16	9
Security purchase payable	**-**	-	1,568
Other	**2,535**	2,111	2,368
	$ 5,489	$ 4,167	$ 5,908

10. Capital Trust Securities and Debentures

	September 30, 2007	December 31, 2006	September 30, 2006
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350	350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150	150
	800	800	800
Acquisition related fair market value adjustment	**28**	31	32
Trust securities held by consolidated group as temporary investments	**(188)**	(185)	(185)
Total	**$ 640**	$ 646	$ 647

Great-West Life Capital Trust (GWLCT), a trust established by Great-West Life, had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

11. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and GWL&A at September 30, 2007 and September 30, 2006 and Putnam at September 30, 2007.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Participating account				
Net income attributable to participating account before policyholder dividends				
Great-West Life	**$ 24**	$ 29	**$ 85**	$ 88
London Life	**191**	170	**537**	522
Canada Life	**62**	47	**167**	139
GWL&A	**19**	26	**93**	95
	296	272	**882**	844
Policyholder dividends				
Great-West Life	**(28)**	(27)	**(82)**	(78)
London Life	**(155)**	(145)	**(450)**	(425)
Canada Life	**(54)**	(45)	**(157)**	(135)
GWL&A	**(16)**	(24)	**(83)**	(88)
	(253)	(241)	**(772)**	(726)
Net income - participating account	**43**	31	**110**	118
Preferred shareholder dividends of subsidiaries	**5**	5	**14**	14
Total	**$ 48**	$ 36	**$ 124**	$ 132

(b) The carrying value of non-controlling interests consist of the following:

	September 30, 2007	December 31, 2006	September 30, 2006
Participating account surplus:			
Great-West Life	**$ 410**	$ 370	$ 382
London Life	**1,437**	1,275	1,243
Canada Life	**29**	35	29
GWL&A	**187**	204	191
	$ 2,063	$ 1,884	$ 1,845
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**7**	9	10
	$ 152	$ 154	$ 155

On October 31, 2007, Great-West Life redeemed all 2,093,032 Non-Cumulative Preferred Shares, Series L for cash redemption price of $25.00 per share.

(c) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in Other Comprehensive Income are as follows:

	For the three months ended September 30		**For the nine months ended September 30**	
	2007	2006	**2007**	2006
Participating account				
Other comprehensive income attributable to participating account				
Great-West Life	**$ -**	$ -	**$ (5)**	$ -
London Life	**20**	-	**(14)**	(5)
Canada Life	**-**	-	**-**	-
GWL&A	**(11)**	-	**(32)**	(9)
Other comprehensive income - participating account	**$ 9**	$ -	**$ (51)**	$ (14)

12. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

Issued and outstanding

	September 30, 2007		December 31, 2006		September 30, 2006	
	Number	**Carrying value**	Number	Stated value	Number	Stated value
Classified as liabilities						
Preferred shares:						
Designated as held for trading [1]						
Series D, 4.70% Non-Cumulative						
First Preferred Shares	**7,938,500**	**$ 204**	7,978,900	$ 199	7,978,900	$ 199
Series E, 4.80% Non-Cumulative						
First Preferred Shares	**22,282,215**	**594**	22,282,215	557	22,422,215	561
	30,220,715	**$ 798**	30,261,115	$ 756	30,401,115	$ 760
Classified as equity						
Perpetual preferred shares:						
Series F, 5.90% Non-Cumulative						
First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
	43,957,001	**$ 1,099**	43,957,001	$ 1,099	43,957,001	$ 1,099
Common shares:						
Balance, beginning of year	**891,151,789**	**$ 4,676**	890,689,076	$ 4,660	890,689,076	$ 4,660
Purchased and cancelled under						
Normal Course Issuer Bid	**-**	**-**	(1,847,300)	(9)	(1,511,300)	(7)
Issued under Stock Option Plan	**1,308,508**	**15**	2,310,013	25	1,911,667	20
Balance, end of period	**892,460,297**	**$ 4,691**	891,151,789	$ 4,676	891,089,443	$ 4,673

[1]The Company has elected to designate the outstanding Preferred Shares Series D and Series E, as held for trading resulting in an increase of $71 in the carrying value effective January 1, 2007 (see note 1(a)). The effect of the change at September 30, 2007 is an increase of $42 (Series D - $5, Series E -$37). The redemption price at maturity is $25.00 per share plus accrued dividends.

13. Stock Based Compensation

164,000 options were granted under the Company's stock option plan during the third quarter of 2007 and 1,749,000 options were granted during the first quarter of 2007 (no options were granted during the first or third quarter of 2006 and 50,000 options were granted during the second quarter of 2006). The weighted-average fair value of options granted during the nine months ended September 30, 2007 were $7.41 per option ($5.48 per option during the nine months ended September 30, 2006). Compensation expense of $4 after tax has been recognized in the Summary of Consolidated Operations for the nine months ended September 30, 2007 ($8 after tax for the nine months ended September 30, 2006).

14. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Pension benefits	**$ 11**	$ 18	**$ 33**	$ 57
Other benefits	**4**	5	**14**	16
Total	**$ 15**	$ 23	**$ 47**	$ 73

Total benefit costs exclude the pension provision described in note 17.

15. Earnings Per Common Share

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
a) Earnings				
Net income - common shareholders	**$ 461**	$ 477	**$ 1,519**	$ 1,384
b) Number of common shares				
Average number of common shares outstanding	**892,296,169**	891,036,927	**892,014,374**	891,036,927
Add:				
-Potential exercise of outstanding stock options	**6,619,468**	6,523,709	**6,769,405**	6,523,709
Average number of common shares outstanding - diluted basis	**898,915,637**	897,560,636	**898,783,779**	897,560,636
Earnings per common share				
Basic	**$ 0.516**	$ 0.537	**$ 1.703**	$ 1.554
Diluted	**$ 0.513**	$ 0.532	**$ 1.690**	$ 1.542

16. Accumulated Other Comprehensive Income

	For the nine months ended September 30, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ (14)	$ (605)
Opening transition adjustment	-	379	-	379	40	419
Income tax	-	(108)	-	(108)	4	(104)
	-	271	-	271	44	315
Other comprehensive income	(1,100)	(146)	44	(1,202)	56	(1,146)
Income tax	-	41	(15)	26	(5)	21
	(1,100)	(105)	29	(1,176)	51	(1,125)
Balance, end of period	$ (1,691)	$ 166	$ 29	$ (1,496)	$ 81	$ (1,415)

17. Contingent Liabilities (material changes since December 31, 2006)

In the third quarter, 2007 Great-West Life and Canada Life established provisions for certain Canadian retirement plans in the amount of $97 after-tax. Actual results could differ from these estimates.

GREAT-WEST
LIFECO INC.

18. Segmented Information
Consolidated Operations
For the three months ended September 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,771	$ 696	$ 1,412	$ -	$ 3,879
Net investment income					
Regular net investment income	619	349	445	5	1,418
Changes in fair value on held for trading assets	18	99	309	-	426
Total net investment income	637	448	754	5	1,844
Fee and other income	254	506	161	-	921
Total income	2,662	1,650	2,327	5	6,644
Benefits and expenses:					
Paid or credited to policyholders	1,817	924	1,937	-	4,678
Other	510	502	198	145	1,355
Amortization of finite life intangible assets	3	6	1	-	10
Net operating income before income taxes	332	218	191	(140)	601
Income taxes	43	57	23	(45)	78
Net income before non-controlling interests	289	161	168	(95)	523
Non-controlling interests	33	11	4	-	48
Net income - shareholders	256	150	164	(95)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 150	$ 161	$ (95)	$ 461

GREAT-WEST LIFECO INC.

For the three months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,563	$ 1,261	$ 1,508	$ -	$ 4,332
Net investment income	695	339	516	27	1,577
Fee and other income	220	283	155	-	658
Total income	2,478	1,883	2,179	27	6,567
Benefits and expenses:					
Paid or credited to policyholders	1,614	1,420	1,837	-	4,871
Other	509	287	181	1	978
Amortization of finite life intangible assets	4	-	1	-	5
Net operating income before income taxes	351	176	160	26	713
Income taxes	89	52	24	21	186
Net income before non-controlling interests	262	124	136	5	527
Non-controlling interests	30	2	4	-	36
Net income - shareholders	232	122	132	5	491
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 221	$ 122	$ 129	$ 5	$ 477

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 5,464	$ 2,243	$ 6,051	$ -	$ 13,758
Net investment income					
Regular net investment income	1,865	1,089	1,352	17	4,323
Changes in fair value on held for trading assets	(656)	(92)	(1,173)	-	(1,921)
Total net investment income	1,209	997	179	17	2,402
Fee and other income	763	1,179	492	-	2,434
Total income	7,436	4,419	6,722	17	18,594
Benefits and expenses:					
Paid or credited to policyholders	4,807	2,622	5,597	-	13,026
Other	1,607	1,159	561	161	3,488
Amortization of finite life intangible assets	10	12	3	-	25
Net operating income before income taxes	1,012	626	561	(144)	2,055
Income taxes	162	179	76	(47)	370
Net income before non-controlling interests	850	447	485	(97)	1,685
Non-controlling interests	91	19	14	-	124
Net income - shareholders	759	428	471	(97)	1,561
Perpetual preferred share dividends	32	-	10	-	42
Net income - common shareholders	$ 727	$ 428	$ 461	$ (97)	$ 1,519

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,774	$ 2,630	$ 5,067	$ -	$ 12,471
Net investment income	2,065	1,011	1,313	27	4,416
Fee and other income	659	870	453	-	1,982
Total income	7,498	4,511	6,833	27	18,869
Benefits and expenses:					
Paid or credited to policyholders	4,759	3,101	5,971	-	13,831
Other	1,656	862	458	3	2,979
Amortization of finite life intangible assets	11	-	3	-	14
Net operating income before income taxes	1,072	548	401	24	2,045
Income taxes	262	157	43	29	491
Net income before non-controlling interests	810	391	358	(5)	1,554
Non-controlling interests	108	8	16	-	132
Net income - shareholders	702	383	342	(5)	1,422
Perpetual preferred share dividends	32	-	6	-	38
Net income - common shareholders	$ 670	$ 383	$ 336	$ (5)	$ 1,384

Form 52-109F2 - Certification of Interim Filings

I, R.L. McFeetors, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 1, 2007

'R.L. McFeetors'
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, W.W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 1, 2007

'W.W. Lovatt'
Vice-President, Finance, Canada

Form 52-109F2 - Certification of Interim Filings

I, M.T.G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 1, 2007

'M.T.G. Graye'
Vice-President, Finance, United States

Form 52-109F2 - Certification of Interim Filings

I, A.J. Guertin, Vice-President, Finance, Europe, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 1, 2007

'A.J. Guertin'
Vice-President, Finance, Europe

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco to release third quarter results

Winnipeg, Oct. 29, 2007 . . Great-West Lifeco Inc. will release its third quarter financial results on November 1, 2007.

The results will be discussed in an analyst conference call and audio webcast hosted by company management at 8:30 a.m. (EDT) on November 2, 2007.

The one-hour call can be accessed by calling the following numbers:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

The analyst slide presentation will be accessible on Great-West Lifeco's website following the release of the third quarter results, along with a printer-friendly version of the slide presentation, at this location: http://www.greatwestlifeco.com/english/presentations/02_11_07.html

A replay of the call will be available from November 2, 2007 until November 9, 2007 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3217096#). The archived webcast will be available from approximately noon (EDT) on November 2, 2007 until May 2, 2008 on Great-West Lifeco's website at this location: http://www.greatwestlifeco.com/english/presentations/02_11_07.html

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. Lifeco has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company, and Putnam Investments, LLC. With the acquisition of Putnam, Lifeco and its companies have more than $400 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

-end-

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

GREAT-WEST
LIFECO INC.

RELEASE

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports third quarter 2007 results

Winnipeg, November 1, 2007 ... Great-West Lifeco Inc. (Lifeco) has reported adjusted net income attributable to common shareholders of $558 million for the three months ended September 30, 2007, up 17% compared to net income of $477 million reported a year ago. On a per share basis, this represents $0.625 per common share for the three months ended September 30, 2007 compared to $0.537 per common share for 2006. Adjusted net income excludes a provision for certain Canadian retirement plans of $97 million after tax. Net income attributable to common shareholders for the quarter after this provision was $461 million or $0.516 per common share.

For the nine months ended September 30, 2007 adjusted net income attributable to common shareholders was $1,616 million compared to $1,384 million reported a year ago. On a per share basis, this represents $1.812 per common share for the nine months ended September 30, 2007, an increase of 17% compared to $1.554 per common share for 2006. Net income attributable to common shareholders after the provision for certain Canadian retirement plans was $1,519 million or $1.703 per common share for the nine months ended September 30, 2007.

Lifeco reported earnings growth in all reporting segments, with significant growth in the Company's European and United States segments.

Highlights

- Quarterly dividends declared were $0.2750 per common share payable December 31, 2007. Dividends paid on common shares for the nine months ended September 30, 2007 were 14% higher than a year ago.
- The acquisition of Putnam Investments, LLC closed on August 3, 2007. Lifeco third quarter results include the results of Putnam from that date. Putnam contributed approximately $0.017 per common share to adjusted net income for the quarter.
- Fully diluted adjusted earnings per common share for the third quarter of 2007 increased 17% compared to a year ago. Fully diluted adjusted earnings per common share excludes a provision for certain Canadian retirement plans of $0.108 per common share.
- Adjusted return on common shareholders' equity was 22.1% for the twelve months ended September 30, 2007.

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life), Great-West Life & Annuity Insurance Company (GWL&A), and Putnam Investments, LLC, together with Lifeco's corporate results.

.../2

CANADA

Net income attributable to common shareholders for the third quarter of 2007 was $245 million compared to $221 million in 2006, an increase of 11%.

For the nine months ended September 30, 2007, net income attributable to common shareholders was up 9% to $727 million from $670 million for the nine months ended September 30, 2006. Individual Insurance & Investment Products earnings at $468 million were up 8% while Group Insurance earnings of $281 million were up 10%.

Total sales for the nine months ended September 30, 2007 were $7.1 billion, compared to $6.0 billion in 2006, an increase of 18%.

Total assets under administration at September 30, 2007 were $101.5 billion, compared to $96.6 billion at December 31, 2006.

UNITED STATES

Net income attributable to common shareholders for the third quarter of 2007 increased 23% to $150 million from $122 million for the third quarter of 2006. For the nine months ended September 30, 2007, net income attributable to common shareholders was up 12% to $428 million from $383 million for the nine months ended September 30, 2006.

Total sales for the nine months ended September 30, 2007 were $4.7 billion, compared to $3.1 billion in 2006, an increase of 52%.

Total assets under administration at September 30, 2007 were $238.9 billion, compared to $48.2 billion at December 31, 2006. Included in assets under administration were $191 billion of mutual fund and institutional account assets managed by Putnam.

EUROPE

Net income attributable to common shareholders for the third quarter of 2007 increased 25% to $161 million from $129 million for the third quarter of 2006. For the nine months ended September 30, 2007, net income attributable to common shareholders was up 37% to $461 million from $336 million for the nine months ended September 30, 2006.

Total sales for the nine months ended September 30, 2007 were $5.0 billion, compared to $4.1 billion in 2006, an increase of 23%.

Total assets under administration at September 30, 2007 were $62.7 billion, compared to $67.8 billion at December 31, 2006.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was a charge of $95 million for the third quarter of 2007 and a charge of $97 million for the nine months ended September 30, 2007 compared to net income of $5 million for the third quarter and a charge of $5 million for the nine months of 2006. The 2007 results include a $97 million after tax provision for certain Canadian retirement plans.

.../3

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2750 per share on the common shares of the Company payable December 31, 2007 to shareholders of record at the close of business December 3, 2007.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable December 31, 2007 to shareholders of record at the close of business December 3, 2007.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Company has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have over $400 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions.

.../4

The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2006 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures
This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

Further information
Selected financial information is attached.

Great-West Lifeco's third quarter analyst teleconference will be held Friday, November 2 at 8:30 a.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone at:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

A replay of the call will be available from November 2 until November 9, 2007, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3217096#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30			For the nine months ended September 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 3,879**	$ 4,332	-10%	**$ 13,758**	$ 12,471	10%
Self-funded premium equivalents (ASO contracts)	**1,732**	1,732	-	**5,539**	5,537	-
Segregated funds deposits:						
Individual products	**2,195**	1,836	20%	**7,248**	6,005	21%
Group products	**1,184**	1,120	6%	**4,328**	3,841	13%
Proprietary mutual funds deposits (1)	**209**	127	65%	**632**	451	40%
Total premiums and deposits	**9,199**	9,147	1%	**31,505**	28,305	11%
Fee and other income	**921**	658	40%	**2,434**	1,982	23%
Paid or credited to policyholders	**4,678**	4,871	-4%	**13,026**	13,831	-6%
Net income - common shareholders before adjustments	**558**	477	17%	**1,616**	1,384	17%
Adjustments after tax (2)	**97**	-	-	**97**	-	-
Net income - common shareholders	**461**	477	-3%	**1,519**	1,384	10%
Per common share						
Basic earnings before adjustments	**$ 0.625**	$ 0.537	16%	**$ 1.812**	$ 1.554	17%
Adjustments after tax (2)	**0.109**	-	-	**0.109**	-	-
Basic earnings	**0.516**	0.537	-4%	**1.703**	1.554	10%
Dividends paid	**0.275**	0.240	15%	**0.785**	0.6875	14%
Book value				**10.78**	10.49	3%
Return on common shareholders' equity (12 months):						
Net income before adjustments (2)				**22.1%**	20.7%	
Net income				**21.2%**	20.7%	
At September 30						
Total assets				**$ 118,772**	$ 116,039	2%
Segregated funds net assets				**90,838**	81,484	11%
Proprietary mutual funds net assets				**193,426**	1,687	-
Total assets under administration				**$ 403,036**	$ 199,210	102%
Share capital and surplus				**$ 10,715**	$ 10,450	3%

(1) Does not include Putnam Investments, LLC mutual funds deposits.

(2) In the quarter, net income attributable to common shareholders was reduced by $97 after-tax as a result of a provision for certain Canadian retirement plans. Net income, basic earnings per common share and return on common shareholders' equity are presented before adjustments, as a non-GAAP financial measure of earnings performance.

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
	(note 1(a))		(note 1(a))	
Income				
Premium income	**$ 3,879**	$ 4,332	**$ 13,758**	$ 12,471
Net investment income (note 5)				
Regular net investment income	**1,418**	1,577	**4,323**	4,416
Changes in fair value on held for trading assets	**426**	-	**(1,921)**	-
Total net investment income	**1,844**	1,577	**2,402**	4,416
Fee and other income	**921**	658	**2,434**	1,982
	6,644	6,567	**18,594**	18,869
Benefits and expenses				
Policyholder benefits	**3,444**	3,460	**12,632**	10,942
Policyholder dividends and experience refunds	**322**	300	**794**	865
Change in actuarial liabilities	**912**	1,111	**(400)**	2,024
Total paid or credited to policyholders	**4,678**	4,871	**13,026**	13,831
Commissions	**348**	325	**1,100**	999
Operating expenses	**857**	532	**2,012**	1,635
Premium taxes	**69**	67	**191**	193
Financing charges (note 6)	**81**	54	**185**	152
Amortization of finite life intangible assets	**10**	5	**25**	14
Net income before income taxes	**601**	713	**2,055**	2,045
Income taxes - current	**67**	198	**421**	425
- future	**11**	(12)	**(51)**	66
Net income before non-controlling interests	**523**	527	**1,685**	1,554
Non-controlling interests (note 11)	**48**	36	**124**	132
Net income	**475**	491	**1,561**	1,422
Perpetual preferred share dividends	**14**	14	**42**	38
Net income - common shareholders	**$ 461**	$ 477	**$ 1,519**	$ 1,384
Earnings per common share (note 15)				
Basic	**$ 0.516**	$ 0.537	**$ 1.703**	$ 1.554
Diluted	**$ 0.513**	$ 0.532	**$ 1.690**	$ 1.542

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	September 30, 2007 (note 1(a))	December 31, 2006	September 30, 2006
Assets			
Bonds (note 4)	**$ 66,284**	$ 65,246	$ 62,558
Mortgage loans (note 4)	**15,682**	15,334	15,113
Stocks (note 4)	**6,512**	4,766	4,271
Real estate (note 4)	**2,327**	2,216	2,050
Loans to policyholders	**6,259**	6,776	6,692
Cash and cash equivalents	**2,977**	3,083	3,267
Funds held by ceding insurers	**1,553**	12,371	11,596
Goodwill	**8,517**	5,444	5,325
Intangible assets	**1,712**	1,575	1,450
Other assets (note 7)	**6,949**	3,717	3,717
Total assets	**$ 118,772**	$ 120,528	$ 116,039
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 86,425**	$ 89,490	$ 82,672
Provision for claims	**1,322**	1,266	1,140
Provision for policyholder dividends	**581**	568	559
Provision for experience rating refunds	**260**	452	439
Policyholder funds	**2,173**	2,202	2,071
	90,761	93,978	86,881
Debentures and other debt instruments (note 8)	**5,336**	1,980	1,953
Funds held under reinsurance contracts	**1,950**	1,822	3,433
Other liabilities (note 9)	**5,489**	4,167	5,908
Repurchase agreements	**491**	997	1,072
Deferred net realized gains	**168**	2,821	2,726
	104,195	105,765	101,973
Preferred shares (note 12)	**798**	756	760
Capital trust securities and debentures (note 10)	**640**	646	647
Non-controlling interests (note 11)			
Participating account surplus in subsidiaries	**2,063**	1,884	1,845
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**152**	154	155
Share capital and surplus			
Share capital (note 12)			
Perpetual preferred shares	**1,099**	1,099	1,099
Common shares	**4,691**	4,676	4,673
Accumulated surplus	**6,308**	5,858	5,590
Accumulated other comprehensive income	**(1,415)**	(547)	(938)
Contributed surplus	**32**	28	26
	10,715	11,114	10,450
Total liabilities, share capital and surplus	**$ 118,772**	$ 120,528	$ 116,039

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the nine months ended September 30	
	2007	2006
Accumulated surplus		
Balance, beginning of year	**$ 5,858**	$ 4,860
Change in accounting policy (note 1(a))	**(368)**	-
Net income	**1,561**	1,422
Common share cancellation excess	**-**	(36)
Share issue costs - preferred shares	**-**	(5)
Dividends to shareholders		
Perpetual preferred shareholders	**(42)**	(38)
Common shareholders	**(701)**	(613)
Balance, end of period	**$ 6,308**	$ 5,590
Accumulated other comprehensive income, net of income taxes (note 16)		
Balance, beginning of year	**$ (547)**	$ (849)
Change in accounting policy (note 1(a))	**257**	-
Other comprehensive income	**(1,125)**	(89)
Balance, end of period	**$ (1,415)**	$ (938)
Contributed surplus		
Balance, beginning of year	**$ 28**	$ 19
Stock option expense		
Current year expense (note 13)	**4**	8
Exercised	**-**	(1)
Balance, end of period	**$ 32**	$ 26

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2007 (note 1(a))	2006	**2007** (note 1(a))	2006
Net income	**$ 475**	$ 491	**$ 1,561**	$ 1,422
Other comprehensive income (loss), net of income taxes				
Unrealized foreign exchange gains (losses) on translation of foreign operations, net of tax of $0 and $0 in 2007 ($0 and $0 in 2006)	**(512)**	31	**(1,100)**	(103)
Unrealized gains (losses) on available for sale assets, net of tax of $0 and $26 in 2007 ($0 and $0 in 2006)	**22**	-	**(76)**	-
Unrealized gains (losses) on cash flow hedges, net of tax of $(17) and $4 in 2007 ($0 and $0 in 2006)	**31**	-	**(7)**	-
Reclassification of realized gains (losses) on available for sale assets, net of tax of $3 and $15 in 2007 ($0 and $0 in 2006), to net income	**(6)**	-	**(29)**	-
Reclassification of realized gains (losses) on cash flow hedges, net of tax of $(19) and $(19) in 2007 ($0 and $0 in 2006), to net investment in self-sustaining foreign operations	**36**	-	**36**	-
Non-controlling interests (note 11)	**(9)**	-	**51**	14
	(438)	31	**(1,125)**	(89)
Comprehensive income	**$ 37**	$ 522	**$ 436**	$ 1,333

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Operations				
Net income	**$ 475**	$ 491	**$ 1,561**	$ 1,422
Adjustments:				
Change in policy liabilities	**929**	1,172	**(619)**	1,575
Change in funds held by ceding insurers	**168**	40	**609**	471
Change in funds held under reinsurance contracts	**(26)**	(524)	**24**	(621)
Change in current income taxes payable	**(129)**	50	**(159)**	(24)
Future income tax expense	**11**	(12)	**(51)**	66
Changes in fair value of financial instruments	**(441)**	-	**1,892**	-
Other	**(10)**	131	**(828)**	206
Cash flows from operations	**977**	1,348	**2,429**	3,095
Financing Activities				
Issue of common shares	**3**	3	**15**	20
Issue of preferred shares	**-**	-	**-**	300
Purchased and cancelled common shares	**-**	(13)	**-**	(43)
Purchased and cancelled preferred shares	**(1)**	(18)	**(1)**	(30)
Issue of subordinated debentures in subsidiary	**-**	-	**1,000**	336
Drawdown on credit facility	**2,454**	-	**2,454**	-
Repayment of subordinated debentures in subsidiary	**-**	(250)	**-**	(250)
Repayment of debentures and other debt instruments	**(98)**	-	**(1)**	(22)
Share issue costs	**-**	1	**-**	(5)
Dividends paid	**(260)**	(228)	**(743)**	(651)
	2,098	(505)	**2,724**	(345)
Investment Activities				
Bond sales and maturities	**7,059**	7,351	**18,878**	20,683
Mortgage loan repayments	**458**	523	**1,429**	1,434
Stock sales	**396**	421	**1,173**	977
Real estate sales	**32**	129	**66**	174
Change in loans to policyholders	**(7)**	(19)	**(167)**	(239)
Change in repurchase agreements	**(317)**	14	**(584)**	132
Acquisition of businesses	**(4,155)**	-	**(4,155)**	-
Disposal of business	**6**	-	**6**	-
Investment in bonds	**(5,777)**	(7,586)	**(17,082)**	(22,091)
Investment in mortgage loans	**(1,207)**	(847)	**(2,491)**	(2,052)
Investment in stocks	**(359)**	(380)	**(1,595)**	(1,018)
Investment in real estate	**(244)**	(399)	**(440)**	(515)
	(4,115)	(793)	**(4,962)**	(2,515)
Effect of changes in exchange rates on cash and cash equivalents	**(115)**	31	**(297)**	71
Increase (decrease) in cash and cash equivalents	**(1,155)**	81	**(106)**	306
Cash and cash equivalents, beginning of period	**4,132**	3,186	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 2,977**	$ 3,267	**$ 2,977**	$ 3,267

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at September 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2006 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2006.

(a) Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income.*

In addition to the adoption of the CICA standards, the Company adopted The Office of the Superintendent of Financial Institutions Canada Guideline D-10, *Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option)*(OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheets while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in other comprehensive income until they are realized by the Company.

The new guidance introduces the concept of consolidated other comprehensive income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated other comprehensive income together with consolidated net income provides the financial statement reader with consolidated comprehensive income. Consolidated comprehensive income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheets including currency translation gains and losses on foreign subsidiary operations.

Unless otherwise stated below, financial assets and liabilities will remain on the Consolidated Balance Sheets at amortized cost.

Certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through net income. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through net income. Investments backing shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through other comprehensive income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through net income. There has been no change to the Company's method of accounting for real estate or loans.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheets (note 7 and 9). Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Company.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges and hedges of net investments in self-sustaining foreign operations is offset through other comprehensive income until the variability in cash flows being hedged is recognized in net income.

Trade-date accounting will be used to account for all regular-way purchase or sale of investments traded on a public market and derivative instruments. Settlement-date accounting will be used to account for all regular-way purchase or sale of investments not traded on a public market.

Transaction costs for financial assets and liabilities classified or designated as held for trading will be recognized immediately in net income. Transaction costs for financial assets classified as available for sale or loans and receivables will be added to the value of the instrument at acquisition and be taken into net income using the effective interest rate method. Transaction costs for financial liabilities classified as other than held for trading will be recognized immediately in net income.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and opening accumulated surplus.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 as reported (note 1(d))	Opening adjustments	Adjusted January 1, 2007
Assets			
Bonds	$ 65,246	$ (65,246)	$ -
Classified as available for sale	-	5,675	5,675
Classified as held for trading	-	48,799	48,799
Designated as held for trading	-	1,650	1,650
Loans and receivables	-	10,035	10,035
	65,246	913	66,159
Mortgage loans	15,334	(46)	15,288
Stocks	4,766	(4,460)	306
Classified as available for sale	-	904	904
Classified as held for trading	-	4,210	4,210
	4,766	654	5,420
All other assets	35,182	(43)	35,139
Total assets	$ 120,528	$ 1,478	$ 122,006
Liabilities			
Policy liabilities	$ 93,978	$ 3,896	$ 97,874
Funds held under reinsurance contracts	1,822	121	1,943
Deferred net realized gains	2,821	(2,628)	193
Preferred share liability (Series D and E)	756	71	827
All other liabilities	7,790	-	7,790
	107,167	1,460	108,627
Non-controlling interests			
Participating account surplus in subsidiaries	1,884	129	2,013
Other non-controlling interests	363	-	363
Share capital and surplus			
Share capital	5,775	-	5,775
Shareholder surplus			
Accumulated surplus	5,858	(368)	5,490
Accumulated other comprehensive income	-	(290)	(290)
Contributed surplus	28	-	28
Currency translation account	(547)	547	-
	11,114	(111)	11,003
Total liabilities, share capital and surplus	$ 120,528	$ 1,478	$ 122,006

(b) Determining Variable Interest Entities

The Company adopted the Emerging Issues Committee (EIC) of the CICA EIC-163, *Determining the Variability to be Considered in Applying AcG-15* on January 1, 2007. EIC-163 provides additional guidance on consolidation of variable interest entities.

(c) New Accounting Requirements

Capital Disclosures

Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

(d) Comparative Figures

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year. This reclassification has resulted in an increase to total assets of $65 at December 31, 2006 and $71 at September 30, 2006, with a corresponding increase in total liabilities.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards.

2. Acquisitions

(a) Putnam Investments Trust

On August 3, 2007, Lifeco acquired the asset management business of Putnam Investments Trust (Putnam), and The Great-West Life Assurance Company (Great-West Life) and Canada Life acquired Putnam's 25% interest in T.H. Lee Partners (T.H. Lee) (see note 4(c)), from Marsh & MacLennan Companies Inc. representing an aggregate transaction value of approximately $4.2 billion including transaction costs.

Financing of the transaction is described in note 8.

The initial allocation of the purchase price is summarized as follows:

Value of assets acquired:		
Cash and certificates of deposit	$	74
Stocks		441
Other assets		1,830
	$	2,345
Value of liabilities assumed:		
Other liabilities		1,535
Non-controlling interests		2
		1,537
Fair value of net assets acquired	$	808
Total purchase consideration:		
Cash	$	4,143
Transaction and related costs, net of income taxes		91
		4,234
Goodwill and intangible assets on acquisition (1)	$	3,426

(1) The initial allocation of the purchase price to intangible assets acquired should be completed in the fourth quarter of 2007.

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. Included in other liabilities assumed are accruals for Putnam costs of $108 related to planned restructuring and exit activities involving operations and systems, compensation costs and facilities (refer to note 3).

Results of Putnam are included in the Summary of Consolidated Operations from the date of acquisition. Putnam offers investment management products and services, mainly in the United States.

(b) Crown Life Insurance Company (Crown Life)

On July 5, 2007, Canada Life acquired all of the outstanding common shares of Crown Life for cash consideration of $118, including transaction costs. The acquisition was pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life.

The acquisition resulted in an initial increase in invested assets of $459, an increase in other assets of $25, an increase in policyholder liabilities of $338, an increase in other liabilities of $58, a decrease in non-controlling interests of $11 and estimated goodwill of $19. The amounts assigned to the assets acquired and liabilities assumed and associated goodwill may be adjusted when the allocation process has been finalized.

Results of Crown Life are included in the Summary of Consolidated Operations from the date of acquisition.

(c) Benefits Management Corporation

On May 31, 2007, Great-West Life & Annuity Insurance Company (GWL&A) acquired an 80% equity interest in Benefits Management Corporation (BMC). The assets acquired, liabilities assumed and the Company's equity interest in the results of BMC's operations have been included in its consolidated financial statements since that date. The acquisition will add approximately 90,000 members to the Company's medical membership. BMC's principal subsidiary, Allegiance Benefit Management, Inc., is a Montana-based third-party administrator of employee health plans.

The value of identifiable intangible assets acquired reflects the estimated fair value of the Company's interest in BMC's customer base at the time of acquisition. The value of the identifiable intangible assets will be amortized in relation to the expected economic benefits of the business acquired. If actual experience differs from expectations, the amortization will be adjusted to reflect actual experience.

3. Restructuring Costs

Following the acquisition of Putnam on August 3, 2007, the Company developed a plan to restructure certain operations of Putnam. The Company expects the restructuring to be substantially complete by the end of 2008. Costs of $123 (U.S. $117) are expected to be incurred as a result and consist primarily of restructuring activities involving operations and systems, compensation costs and facilities. The costs include approximately $108 (U.S $103) that was recognized as part of the purchase equation of Putnam. Costs of approximately $15 (U.S. $14) will be charged to income as incurred.

The following details the amount and status of restructuring program costs for the period ended September 30, 2007:

	Expected total costs	Amounts utilized - 2007	Changes in foreign exchange rates	Balance September 30, 2007
Compensation costs	$ 100	$ (23)	$ (4)	$ 73
Exiting and consolidating operations	13	-	(1)	12
Eliminating duplicate systems	10	-	-	10
	$ 123	$ (23)	$ (5)	$ 95
Accrued on acquisition	$ 108	$ (23)	$ (4)	$ 81
Expense as incurred	15	-	(1)	14
	$ 123	$ (23)	$ (5)	$ 95

4. Portfolio Investments

(a) Carrying values of the portfolio investments are as follows:

	September 30, 2007						December 31, 2006	September 30, 2006
	Market Value			Amortized Cost		Total		
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Loans and receivables	Non-financial instruments		Carrying value	Carrying value
Bonds								
- government	$ 1,741	$ 17,341	$ 691	$ 1,815	$ -	$ 21,588	$ 22,069	$ 22,594
- corporate	2,600	34,106	872	7,118	-	44,696	43,177	39,964
	4,341	51,447	1,563	8,933	-	66,284	65,246	62,558
Mortgage loans								
- residential	-	-	-	7,198	-	7,198	7,342	7,186
- non-residential	-	-	-	8,484	-	8,484	7,992	7,927
	-	-	-	15,682	-	15,682	15,334	15,113
Stocks	1,459	4,391	-	-	662	6,512	4,766	4,271
Real estate	-	-	-	-	2,327	2,327	2,216	2,050
	$ 5,800	$ 55,838	$ 1,563	$ 24,615	$ 2,989	$ 90,805	$ 87,562	$ 83,992

[1]Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Stocks include the Company's investment in an affiliated company, IGM Financial Inc. (IGM), a member of the Power Financial Corporation group of companies, over which it exerts significant influence but does not control. As a result of changes in circumstances, the investment is accounted for using the equity method of accounting as at January 1, 2007. The portfolio method of accounting was used to account for the Company's investment in IGM in prior years.

	September 30, 2007	December 31, 2006	September 30, 2006
Carrying value, beginning of year	**$ 306**	$ 276	$ 276
Equity method earnings	**22**	-	-
Dividends	**(12)**	-	-
Portfolio method earnings	**-**	30	22
Carrying value, end of period	**$ 316**	$ 306	$ 298
Share of equity, end of period	**$ 144**	$ 133	$ 129
Fair value, end of period	**$ 484**	$ 452	$ 433

The Company owns 9,205,972 shares of IGM at September 30, 2007 (9,205,933 at December 31, 2006; 9,205,627 at September 30, 2006) representing a 3.48% ownership interest (3.48% at December 31, 2006; 3.48% at September 30, 2006).

(c) Stocks include the Company's 25% investment in T.H. Lee. The Company's investment in T.H. Lee is accounted for using the equity method of accounting. At September 30, 2007, the carrying value of this investment included in stocks on the Consolidated Balance Sheets was as follows:

	September 30, 2007
Carrying value, beginning of year	$ -
Acquisition of T.H. Lee interests	388
Net investment income	1
Amortization of underlying intangible assets	(5)
Foreign currency translation adjustments	(38)
Carrying value, end of period	**$ 346**

5. Net Investment Income

Net investment income is comprised of the following:

For the three months ended September 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 939	$ 224	$ 47	$ 36	$ 154	$ 1,400
Net realized gains (losses) *(available for sale)*	5	-	3	-	-	8
Net realized gains (losses) *(other classifications)*	3	4	-	-	-	7
Recovery of credit losses	2	-	-	-	-	2
Amortization of deferred net realized gains	-	-	-	19	-	19
Other income and expenses	-	-	-	-	(18)	(18)
	949	228	50	55	136	1,418
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	48	-	-	-	-	48
Net realized/ unrealized gains (losses) *(designated held for trading)*	390	-	19	-	(31)	378
	438	-	19	-	(31)	426
Net investment income	**$ 1,387**	**$ 228**	**$ 69**	**$ 55**	**$ 105**	**$ 1,844**

For the three months ended September 30, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 1,009	$ 219	$ 33	$ 29	$ 153	$ 1,443
Amortization of net realized and unrealized gains	61	11	61	17	-	150
Recovery of credit losses	2	-	-	-	-	2
Investment expenses	-	-	-	-	(18)	(18)
Net investment income	$ 1,072	$ 230	$ 94	$ 46	$ 135	$ 1,577

GREAT-WEST LIFECO INC.

For the nine months ended September 30, 2007	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	$ 2,814	$ 672	$ 135	$ 97	$ 518	$ 4,236
Net realized gains (losses) *(available for sale)*	37	-	6	-	-	43
Net realized gains (losses) *(other classifications)*	16	19	-	-	-	35
Recovery of credit losses	3	4	-	-	-	7
Amortization of deferred net realized gains	-	-	-	56	-	56
Other income and expenses	-	-	-	-	(54)	(54)
	2,870	695	141	153	464	4,323
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	27	-	-	-	-	27
Net realized/ unrealized gains (losses) *(designated held for trading)*	(2,056)	-	231	-	(123)	(1,948)
	(2,029)	-	231	-	(123)	(1,921)
Net investment income	$ 841	$ 695	$ 372	$ 153	$ 341	$ 2,402

For the nine months ended September 30, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 2,818	$ 650	$ 98	$ 83	$ 359	$ 4,008
Amortization of net realized and unrealized gains	185	35	185	46	-	451
Recovery of credit losses	8	1	-	-	-	9
Investment expenses	-	-	-	-	(52)	(52)
Net investment income	$ 3,011	$ 686	$ 283	$ 129	$ 307	$ 4,416

6. Financing Charges

Financing charges consist of the following:

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Interest on long-term debentures and other debt instruments	**$ 69**	$ 32	**$ 131**	$ 89
Preferred share dividends	**9**	9	**27**	28
Unrealized gains on preferred shares classified as held for trading	**(15)**	-	**(29)**	-
Subordinated debenture issue costs	**-**	-	**13**	-
Other	**9**	4	**15**	7
Interest on capital trust debentures	**13**	13	**37**	37
Distributions on capital trust securities held by consolidated group as temporary investments	**(4)**	(4)	**(9)**	(9)
Total	**$ 81**	$ 54	**$ 185**	$ 152

Financing charges include amounts related to the Putnam acquisition as described in note 8.

7. Other Assets

Other assets consist of the following:

	September 30, 2007	December 31, 2006	September 30, 2006
Premiums in course of collection	**$ 587**	$ 566	$ 565
Interest due and accrued	**1,153**	1,009	1,059
Derivative financial instruments (note 1(a))	**972**	-	-
Other investment receivables	**372**	-	-
Future income taxes	**661**	369	375
Fixed assets	**357**	263	255
Prepaid expenses	**340**	64	73
Accounts receivable	**1,145**	758	650
Accrued pension asset	**198**	189	192
Trading account assets	**371**	-	-
Other	**793**	499	548
	$ 6,949	$ 3,717	$ 3,717

8. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	September 30, 2007	December 31, 2006	September 30, 2006
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.2% to 5.5% (5.2% to 5.3% in 2006)	$ 97	$ 110	$ 106
Credit facility at rate equal to the Canadian Bankers' Acceptance rate plus 0.25%	1,233	-	-
Credit facility at rate equal to LIBOR rate plus 0.25% (U.S. $1,221)	1,221	-	-
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year (6.0% in 2006)	1	1	2
Total short term	2,552	111	108
Long term			
Operating:			
Note payable with interest rate of 8.0%	7	8	8
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	3	5	5
	303	305	305
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$174)	174	205	196
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	300	351	336
Great-West Lifeco Finance (Delaware) LP			
Subordinated debentures due June 21, 2067 bearing an interest rate of 5.691% until 2017 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1.49%, unsecured	1,000	-	-
Total long term	2,784	1,869	1,845
Total debentures and other debt instruments	$ 5,336	$ 1,980	$ 1,953

As part of the financing of the acquisition of Putnam, Lifeco entered into a credit agreement with a Canadian chartered bank (see note 2). The credit agreement provides a one year facility, extendible at the Company's option for an additional six months, of up to $3,000, fundable in Canadian or U.S. dollars. On August 2, 2007, the Company drew $1,233 and U.S. $1,571 against the facility. The facility provided the Company with the option to convert up to U.S. $500 to a five year term loan which option the Company has exercised against the U.S. drawings of the facility on October 18, 2007. The balance outstanding under this facility at September 30, 2007 was $2,454 ($1,233 Canadian and U.S. $1,221).

On June 20, 2007, Lifeco borrowed $124 under an existing revolving line of credit facility with a Canadian chartered bank. On August 2, 2007, Lifeco fully repaid the balance of $124.

During the second quarter of 2007, the Company issued $1.0 billion of 5.691% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP. The subordinated debentures are due June 21, 2067 and bear an interest rate of 5.691% until June 21, 2017. After June 21, 2017, the subordinated debentures will bear an interest rate of the three month bankers' acceptance rate plus 1.49%. The subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 21, 2017.

9. Other Liabilities

Other liabilities consist of the following:

	September 30, 2007	December 31, 2006	September 30, 2006
Current income taxes	**$ 257**	$ 246	$ 306
Accounts payable	**1,119**	459	400
Liability for restructuring costs (note 3)	**81**	-	-
Post-retirement benefits provision	**667**	520	519
Bank overdraft	**412**	446	424
Future income taxes	**334**	369	314
Derivative financial instruments (note 1(a))	**84**	16	9
Security purchase payable	**-**	-	1,568
Other	**2,535**	2,111	2,368
	$ 5,489	$ 4,167	$ 5,908

10. Capital Trust Securities and Debentures

	September 30, 2007	December 31, 2006	September 30, 2006
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350	350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150	150
	800	800	800
Acquisition related fair market value adjustment	**28**	31	32
Trust securities held by consolidated group as temporary investments	**(188)**	(185)	(185)
Total	**$ 640**	$ 646	$ 647

Great-West Life Capital Trust (GWLCT), a trust established by Great-West Life, had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

11. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and GWL&A at September 30, 2007 and September 30, 2006 and Putnam at September 30, 2007.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Participating account				
Net income attributable to participating account before policyholder dividends				
Great-West Life	**$ 24**	$ 29	**$ 85**	$ 88
London Life	**191**	170	**537**	522
Canada Life	**62**	47	**167**	139
GWL&A	**19**	26	**93**	95
	296	272	**882**	844
Policyholder dividends				
Great-West Life	**(28)**	(27)	**(82)**	(78)
London Life	**(155)**	(145)	**(450)**	(425)
Canada Life	**(54)**	(45)	**(157)**	(135)
GWL&A	**(16)**	(24)	**(83)**	(88)
	(253)	(241)	**(772)**	(726)
Net income - participating account	**43**	31	**110**	118
Preferred shareholder dividends of subsidiaries	**5**	5	**14**	14
Total	**$ 48**	$ 36	**$ 124**	$ 132

(b) The carrying value of non-controlling interests consist of the following:

	September 30, 2007	December 31, 2006	September 30, 2006
Participating account surplus:			
Great-West Life	$ 410	$ 370	$ 382
London Life	1,437	1,275	1,243
Canada Life	29	35	29
GWL&A	187	204	191
	$ 2,063	$ 1,884	$ 1,845
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	$ 52	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	157	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	$ 145	$ 145	$ 145
Acquisition related fair market value adjustment	7	9	10
	$ 152	$ 154	$ 155

On October 31, 2007, Great-West Life redeemed all 2,093,032 Non-Cumulative Preferred Shares, Series L for cash redemption price of $25.00 per share.

(c) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in Other Comprehensive Income are as follows:

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	2007	2006
Participating account				
Other comprehensive income attributable to participating account				
Great-West Life	$ -	$ -	$ (5)	$ -
London Life	20	-	(14)	(5)
Canada Life	-	-	-	-
GWL&A	(11)	-	(32)	(9)
Other comprehensive income - participating account	$ 9	$ -	$ (51)	$ (14)

GREAT-WEST LIFECO INC.

12. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares, Unlimited Common Shares

Issued and outstanding

	September 30, 2007		December 31, 2006		September 30, 2006	
	Number	**Carrying value**	Number	Stated value	Number	Stated value
Classified as liabilities						
Preferred shares:						
Designated as held for trading [1]						
Series D, 4.70% Non-Cumulative First Preferred Shares	**7,938,500**	**$ 204**	7,978,900	$ 199	7,978,900	$ 199
Series E, 4.80% Non-Cumulative First Preferred Shares	**22,282,215**	**594**	22,282,215	557	22,422,215	561
	30,220,715	**$ 798**	30,261,115	$ 756	30,401,115	$ 760
Classified as equity						
Perpetual preferred shares:						
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
	43,957,001	**$ 1,099**	43,957,001	$ 1,099	43,957,001	$ 1,099
Common shares:						
Balance, beginning of year	**891,151,789**	**$ 4,676**	890,689,076	$ 4,660	890,689,076	$ 4,660
Purchased and cancelled under Normal Course Issuer Bid	**-**	**-**	(1,847,300)	(9)	(1,511,300)	(7)
Issued under Stock Option Plan	**1,308,508**	**15**	2,310,013	25	1,911,667	20
Balance, end of period	**892,460,297**	**$ 4,691**	891,151,789	$ 4,676	891,089,443	$ 4,673

[1]The Company has elected to designate the outstanding Preferred Shares Series D and Series E, as held for trading resulting in an increase of $71 in the carrying value effective January 1, 2007 (see note 1(a)). The effect of the change at September 30, 2007 is an increase of $42 (Series D - $5, Series E -$37). The redemption price at maturity is $25.00 per share plus accrued dividends.

13. Stock Based Compensation

164,000 options were granted under the Company's stock option plan during the third quarter of 2007 and 1,749,000 options were granted during the first quarter of 2007 (no options were granted during the first or third quarter of 2006 and 50,000 options were granted during the second quarter of 2006). The weighted-average fair value of options granted during the nine months ended September 30, 2007 were $7.41 per option ($5.48 per option during the nine months ended September 30, 2006). Compensation expense of $4 after tax has been recognized in the Summary of Consolidated Operations for the nine months ended September 30, 2007 ($8 after tax for the nine months ended September 30, 2006).

14. Pension Plans and Other Post-Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
Pension benefits	**$ 11**	$ 18	**$ 33**	$ 57
Other benefits	**4**	5	**14**	16
Total	**$ 15**	$ 23	**$ 47**	$ 73

Total benefit costs exclude the pension provision described in note 17.

15. Earnings Per Common Share

	For the three months ended September 30		For the nine months ended September 30	
	2007	2006	**2007**	2006
a) Earnings				
Net income - common shareholders	**$ 461**	$ 477	**$ 1,519**	$ 1,384
b) Number of common shares				
Average number of common shares outstanding	**892,296,169**	891,036,927	**892,014,374**	891,036,927
Add:				
-Potential exercise of outstanding stock options	**6,619,468**	6,523,709	**6,769,405**	6,523,709
Average number of common shares outstanding - diluted basis	**898,915,637**	897,560,636	**898,783,779**	897,560,636
Earnings per common share				
Basic	**$ 0.516**	$ 0.537	**$ 1.703**	$ 1.554
Diluted	**$ 0.513**	$ 0.532	**$ 1.690**	$ 1.542

16. Accumulated Other Comprehensive Income

	For the nine months ended September 30, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ (591)	$ -	$ -	$ (591)	$ (14)	$ (605)
Opening transition adjustment	-	379	-	379	40	419
Income tax	-	(108)	-	(108)	4	(104)
	-	271	-	271	44	315
Other comprehensive income	(1,100)	(146)	44	(1,202)	56	(1,146)
Income tax	-	41	(15)	26	(5)	21
	(1,100)	(105)	29	(1,176)	51	(1,125)
Balance, end of period	$ (1,691)	$ 166	$ 29	$ (1,496)	$ 81	$ (1,415)

17. Contingent Liabilities (material changes since December 31, 2006)

In the third quarter, 2007 Great-West Life and Canada Life established provisions for certain Canadian retirement plans in the amount of $97 after-tax. Actual results could differ from these estimates.

GREAT-WEST LIFECO INC.

18. Segmented Information
Consolidated Operations
For the three months ended September 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,771	$ 696	$ 1,412	$ -	$ 3,879
Net investment income					
Regular net investment income	619	349	445	5	1,418
Changes in fair value on held for trading assets	18	99	309	-	426
Total net investment income	637	448	754	5	1,844
Fee and other income	254	506	161	-	921
Total income	2,662	1,650	2,327	5	6,644
Benefits and expenses:					
Paid or credited to policyholders	1,817	924	1,937	-	4,678
Other	510	502	198	145	1,355
Amortization of finite life intangible assets	3	6	1	-	10
Net operating income before income taxes	332	218	191	(140)	601
Income taxes	43	57	23	(45)	78
Net income before non-controlling interests	289	161	168	(95)	523
Non-controlling interests	33	11	4	-	48
Net income - shareholders	256	150	164	(95)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 150	$ 161	$ (95)	$ 461

GREAT-WEST
LIFECO INC.

For the three months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,563	$ 1,261	$ 1,508	$ -	$ 4,332
Net investment income	695	339	516	27	1,577
Fee and other income	220	283	155	-	658
Total income	2,478	1,883	2,179	27	6,567
Benefits and expenses:					
Paid or credited to policyholders	1,614	1,420	1,837	-	4,871
Other	509	287	181	1	978
Amortization of finite life intangible assets	4	-	1	-	5
Net operating income before income taxes	351	176	160	26	713
Income taxes	89	52	24	21	186
Net income before non-controlling interests	262	124	136	5	527
Non-controlling interests	30	2	4	-	36
Net income - shareholders	232	122	132	5	491
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 221	$ 122	$ 129	$ 5	$ 477

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 5,464	$ 2,243	$ 6,051	$ -	$ 13,758
Net investment income					
Regular net investment income	1,865	1,089	1,352	17	4,323
Changes in fair value on held for trading assets	(656)	(92)	(1,173)	-	(1,921)
Total net investment income	1,209	997	179	17	2,402
Fee and other income	763	1,179	492	-	2,434
Total income	7,436	4,419	6,722	17	18,594
Benefits and expenses:					
Paid or credited to policyholders	4,807	2,622	5,597	-	13,026
Other	1,607	1,159	561	161	3,488
Amortization of finite life intangible assets	10	12	3	-	25
Net operating income before income taxes	1,012	626	561	(144)	2,055
Income taxes	162	179	76	(47)	370
Net income before non-controlling interests	850	447	485	(97)	1,685
Non-controlling interests	91	19	14	-	124
Net income - shareholders	759	428	471	(97)	1,561
Perpetual preferred share dividends	32	-	10	-	42
Net income - common shareholders	$ 727	$ 428	$ 461	$ (97)	$ 1,519

GREAT-WEST
LIFECO INC.

For the nine months ended September 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 4,774	$ 2,630	$ 5,067	$ -	$ 12,471
Net investment income	2,065	1,011	1,313	27	4,416
Fee and other income	659	870	453	-	1,982
Total income	7,498	4,511	6,833	27	18,869
Benefits and expenses:					
Paid or credited to policyholders	4,759	3,101	5,971	-	13,831
Other	1,656	862	458	3	2,979
Amortization of finite life intangible assets	11	-	3	-	14
Net operating income before income taxes	1,072	548	401	24	2,045
Income taxes	262	157	43	29	491
Net income before non-controlling interests	810	391	358	(5)	1,554
Non-controlling interests	108	8	16	-	132
Net income - shareholders	702	383	342	(5)	1,422
Perpetual preferred share dividends	32	-	6	-	38
Net income - common shareholders	$ 670	$ 383	$ 336	$ (5)	$ 1,384

END